SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the unaudited consolidated financial statements for the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005 filed with the Comisión Nacional de Valores.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

For the six-month periods ended December 31, 2006 and 2005

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Name of the Company:	Cresud Sociedad Anónima

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Fiscal year No. 72 started on July 1, 2006

Financial Statements for the six-month period

ended December 31, 2006. In comparative format with previous fiscal year

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	September 22, 1999

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)

SHARES

Type of stock	Authorized Pesos	Subscribed pesos	Paid-in pesos
Ordinary certified shares of Ps.1 face value and 1 vote each	235,372,425	235,372,425	235,372,425

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of December 31, 2006 and 2005 and June 30, 2006

	December 31, 2006 (Notes 1, 2 and 3) Pesos	June 30, 2006 (Notes 1, 2 and 3) Pesos	December 31, 2005 (Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	15,722,360	25,997,361	1,292,529
Investments (Note 4.b.)	43,868,630	6,223,788	6,539,129
Trade accounts receivable (Note 4.c.)	12,226,807	11,084,617	10,546,546
Other receivables (Note 4.d.)	14,675,747	22,744,963	12,794,837
Inventories (Note 4.e.)	49,476,568	28,932,135	49,273,138

Total current assets	135,970,112	94,982,864	80,446,179

Non-current assets
Other receivables (Note 4.d.)	41,210,720	36,005,292	14,964,386
Inventories (Note 4.e.)	66,616,712	62,712,423	58,600,459
Investments on controlled and related companies (Note 4.b.)	483,917,853	468,371,269	290,753,202
Other investments (Note 4.b.)	20,717	37,052,716	100,520,337
Fixed assets, net (Schedule A)	236,440,473	224,775,512	212,590,018
Intangible assets, net (Schedule B)	23,581,646	23,581,646	—

Subtotal Non-Current Assets	851,788,121	852,498,858	677,428,402

Goodwill (Note 4.b.)	(72,145,013)	(76,825,838)	(5,000,846)

Total Non-Current Assets	779,643,108	775,673,020	672,427,556

Total Assets	915,613,220	870,655,884	752,873,735

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.f.)	38,330,776	26,438,528	28,142,275
Loans (Note 4.g.)	139,817,661	66,421,573	18,424,604
Salaries and social security payable (Note 4.h.)	1,912,932	2,293,130	1,073,881
Taxes payable (Note 4.i.)	3,628,241	3,313,836	1,750,065
Other debts (Note 4.j.)	3,991,740	3,442,024	2,886,937

Total Debts	187,681,350	101,909,091	52,277,762

Total current liabilities	187,681,350	101,909,091	52,277,762

Non-current liabilities
Trade accounts payable (Note 4.f.)	536,279	835,292
Taxes payable (Note 4.i.)	40,516,058	42,770,882	45,171,590
Loans (Note 4.g.)	24,496,000	98,096,955	111,374,915
Other debts (Note 4.j.)	434,309	434,309	434,309
Provisions (Schedule E)	522,348	183,893	104,329

Total Non-current liabilities	66,504,994	142,321,331	157,085,143

Total Liabilities	254,186,344	244,230,422	209,362,905

Minority interest	576,428	559,871	200,444

SHAREHOLDERS’ EQUITY	660,850,448	625,865,591	543,310,386

Total Liabilities and Shareholders’ Equity	915,613,220	870,655,884	752,873,735

The accompanying notes and schedules are an integral part of the consolidated financial statements

Saul Zang
Vicepresident

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

	December 31, 2006 (Notes 1, 2 and 3) Pesos	December 31, 2005 (Notes 1, 2 and 3) Pesos
Production:
Crops	6,586,411	4,316,285
Beef Cattle	11,125,808	10,424,135
Milk	5,478,723	4,277,258

Total production	23,190,942	19,017,678

Cost of production (Schedule F.2):
Crops	(8,007,741)	(4,338,167)
Beef cattle	(8,258,522)	(8,115,911)
Milk	(3,537,970)	(2,300,728)

Total cost of production	(19,804,233)	(14,754,806)

Production profit	3,386,709	4,262,872

Sales:
Crops	13,239,915	28,938,520
Beef Cattle	15,400,961	17,263,647
Milk	4,603,474	4,277,258
Feed Lot	3,102,229	1,114,648
Others	5,072,774	3,106,795

Total sales	41,419,353	54,700,868

Cost of sales (Schedule F.1):
Crops	(15,182,678)	(25,429,546)
Beef Cattle	(14,732,739)	(16,954,631)
Milk	(4,603,474)	(4,277,258)
Feed Lot	(2,823,866)	(920,387)
Others	(1,519,840)	(1,330,725)

Total cost of sales	(38,862,597)	(48,912,547)

Sales profit	2,556,756	5,788,321

Gross profit	5,943,465	10,051,193

Selling expenses (Schedule H)	(2,639,664)	(4,997,065)
Administrative expenses (Schedule H)	(8,550,529)	(4,413,487)
Net gain on sale of farms	—	9,897,186
Holding gain – Beef cattle (Schedules F.1 and F.2)	1,469,238	2,104,658
Holding gain – Crops (Schedules F.1 and F.2)	3,396,072	2,028,381

Operating (loss) income	(381,418)	14,670,866

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	(336,975)	8,777,372
Interest income	598,966	181,555
Doubtful accounts	—	(25,000)
Tax on banking debits and credits	(780,573)	(1,006,687)
Holding gain - bonds	3,991	—
Sales bonds profit	—	14,872,000
Interest on bonds	1,474,472	4,360,671
Others	638,201	1,730,601

Total	1,598,082	28,890,512

Generated by liabilities:
Reference stabilization index (CER)	(7,677)	(11,688)
Interest loss	(425,165)	(7,983)
Financial expenses:
Interest on Convertible bonds (Note 7)	(2,885,819)	(4,359,619)
Others	(3,871,918)	(1,063,498)
Exchange differences and discounts	1,249,211	(6,570,945)

Total	(5,941,368)	(12,013,733)

Other income and expenses, net
Gains from other fixed assets sales	28,506	13,827
Others	(361,130)	(16,757)
Shareholders’ personal assets tax and miscellaneous	(872,962)	(889,640)

	(1,205,586)	(892,570)

Income from related companies	22,953,379	7,518,343
Management fee	(2,108,111)	(2,653,994)

Net Income before income tax and minority interest	14,914,978	35,519,424

Income tax expense	2,140,134	(11,709,985)
Minority interest	(16,557)	76,503

Net income for the period	17,038,555	23,885,942

The accompanying notes and schedules are an integral part of the consolidated financial statements

Saul Zang
Vicepresident

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flow

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005

	December 31, 2006 (Notes 1, 2 and 3) Pesos	December 31, 2005 (Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period	27,377,050	67,462,547
Cash and cash equivalents at the end of the period	21,346,768	2,302,721

Net decrease in cash and cash equivalents	(6,030,282)	(65,159,826)

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	17,038,555	23,885,942
Accrued interest	6,554,447	4,598,203
Income tax	(2,140,134)	11,709,985

Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	(22,953,379)	(7,518,343)
Minority interest	16,557	(76,503)
Increase in allowances, provisions and accruals	5,276,826	9,773,228
Amortization and depreciation	2,155,559	2,262,504
Holding gain - Inventory	(4,865,310)	(4,133,039)
Financial results	(1,479,332)	(3,556,598)
Gain from sale of permanent investments	—	(14,872,000)
Gain from sale of fixed assets	(28,506)	(9,911,013)

Changes in operating assets and liabilities
Decrease in current investments	4,681,248	5,625,352
Increase in trade accounts receivable	(1,142,190)	(733,234)
Decrease in other receivables	585,422	9,819,018
Increase in inventories	(19,583,412)	(106,476)
Decrease in social security payables, taxes payable and advances from customers	(180,483)	(24,952,305)
Increase (decrease) in trade accounts payable	8,811,227	(4,129,381)
Dividends collected	811,784	867,691
Increase in other debts	623,911	7,136

Cash flows applied to operating activities	(5,817,210)	(1,439,833)

Investment activities
Increase in non-current investments	—	(3,850,173)
Acquisition and upgrading of fixed assets	(13,844,652)	(45,798,517)
Collection of receivables from sale of fixed assets	3,290,752	—
Sale of fixed assets	52,638	9,807,742

Cash flows applied to investment activities	(10,501,262)	(39,840,948)

Financing activities
Exercise of Warrant	8,358,757	308,350
Dividends paid	(5,500,000)	(10,000,000)
Increase in financial loans	53,427,182	17,038,931
Decrease in financial loans	(43,767,189)	(14,712,326)
Decrease in other liabilities	(2,230,560)	(16,514,000)

Cash flows provided by (applied to) financing activities	10,288,190	(23,879,045)

Net decrease in cash and cash equivalents	(6,030,282)	(65,159,826)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	—	202,737
Increase in other receivables by sale of fixed assets	—	8,572,080
Increase in fixed assets by increase in other liabilities	—	7,160,617
Decrease in other liabilities by decrease in fixed assets	—	2,055,000
Repayment of financial loans through issue of stock by exercise of conversion right	15,989,348	9,283,937

Complementary information
Interest paid	3,816,145	4,716,299
Income tax expense paid	1,737,516	22,835,735

The accompanying notes and schedules are an integral part of the consolidated financial statements

Saul Zang
Vicepresident

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Consolidated Financial Statements

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005 and June 30, 2006

NOTE 1: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the unifying accounting standards aproved by the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of December 31, 2006 and 2005 and the Statements of Income and the Statements of Cash Flows for the six-month periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares. Additionally, proportional consolidation has been applied for investments in which it has joint control (see Notes 1.b and 1.c to the basic financial statements).

The Company also applied Technical Resolution No. 21 as concerns the proportional consolidation with Cactus Argentina S.A. on a 50% basis on account of the joint control held, and applied the same percentage for elimination of balances existing between them.

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A., Agropecuaria Cervera S.A. and Cactus Argentina S.A. as of December 31, 2006 and 2005 have been used in order to determine the investment at its equity value, line by line consolidation and proportional consolidation.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2006 and December 31, 2005.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2: CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99	99.99
Futuros y Opciones.Com S.A.	70.00	70.00
Agropecuaria Cervera S.A.	90.00	99.99	(*)

JOINT CONTROL
Cactus Argentina S.A.	50.00	50.00

(*)	Includes Interests in Participations of Inversiones Ganaderas S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Consolidated Financial Statements

For the six-month periods beginning on July 1, 2006 and 2005 and ended December 31, 2006 and 2005 and June 30, 2006

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2.a of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of Agropecuaria Cervera S.A. (ACER) and not explained in the valuation criteria note of the holding company are as follows:

Valuation criteria - fixed assets

The tree plantations included in the caption have been valued at replacement cost in accordance with the Tree Plantation Increase Report made on December 2003 by a forestry expert at the request of ACER previous shareholders.

ACER former board of directors based on such report as well as on own estimates accepted the value of Ps. 4,320,000 and recorded an equal amount in retained earnings in shareholders equity.

The current ACER management has reclassified such asset as Fixed Asset on the basis of its destination of use.

Other considerations – concessions granted

Among other goods and rights ACER has the concession planning an execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ACER.

Among other obligations ACER has to invest Ps. 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 60,000 cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: Details of consolidated balance sheet and consolidated statement of income accounts

a.	Cash and banks

	December 31, 2006 Pesos	June 30, 2006 Pesos	December 31, 2005 Pesos
Cash	46,381	55,495	98,617
Foreign currency (Schedule G)	78,923	92,744	90,588
Local currency checking account	6,971,694	1,689,103	616,179
Foreign currency checking account (Schedule G)	8,148,765	23,770,872	168,861
Local currency saving account	69,409	106,504	25,838
Foreign currency saving account (Schedule G)	33,223	6,367	28,395
Checks to be deposited	373,965	276,276	264,231

	15,722,360	25,997,361	1,292,529

b.	Investments and Goodwill

	December 31, 2006 Pesos	June 30, 2006 Pesos	December 31, 2005 Pesos
Investment
Investment (Schedules C and G)	43,868,630	6,223,788	6,539,129

	43,868,630	6,223,788	6,539,129

Investment
Investment from related companies (Notes 12 and 15 and Schedule C)	483,917,853	468,371,269	290,753,202

	483,917,853	468,371,269	290,753,202

Other investments
Other investments (Schedules C and G)	20,717	37,052,716	100,520,337

	20,717	37,052,716	100,520,337

Goodwill
Goodwill (Schedule C)	(72,145,013)	(76,825,838)	(5,000,846)

	(72,145,013)	(76,825,838)	(5,000,846)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

c.	Trade accounts receivable

	December 31, 2006 Pesos	June 30, 2006 Pesos	December 31, 2005 Pesos
Current
Accounts receivable in local currency	11,611,940	11,401,950	8,097,377
Less:
Allowance for doubtful accounts (Schedule E)	(372,359)	(374,830)	(406,214)
Accounts receivable in foreign currency (Schedule G)	832,495	44,982	2,845,554
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	154,731	12,515	9,422
IRSA Inversiones y Representaciones S.A.	—	—	407

	12,226,807	11,084,617	10,546,546

d.	Other receivables

	December 31, 2006 Pesos	June 30, 2006 Pesos	December 31, 2005 Pesos
Current
Prepaid leases	119,930	8,836,242	125,787
Income Tax prepayments and tax credit (net of Accrual)	2,870,617	3,880,156	2,563,793
Guarantee deposits and premiums (Schedule G)	3,189,269	1,447,771	1,171,466
Secured by mortgage (Schedule G)	2,950,028	3,497,490	4,678,880
Prepaid expenses	185,946	338,368	451,657
Gross sales tax credit	27,259	4,539	9,044
Other tax credit	199,968	—	—
Tax prepayments (net of accrual)	2,376,036	3,545,790	2,872,761
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	—	191,651	175,239
IRSA Inversiones y Representaciones S.A. (Schedule G)	106,159	—	—
Agro-Uranga S.A.	1,052,378	39,993	281,226
Brasil Agro – Companhia Brasileira de Propiedaes Agrícolas	593,313	559,088	—
Credits to employees	82,029	85,980	48,861
Others	922,815	317,895	416,123

	14,675,747	22,744,963	12,794,837

Non-current
Prepaid leases	118,495	13,924	—
Income Tax prepayments and others	28,192,027	24,351,881	—
Secured by mortgage (Schedule G)	6,043,975	8,265,284	8,539,119
Tax on Minimum Presumed Income	4,147,358	2,422,271	124,666
Valued Added Tax credit	1,759,608	—	6,233,570
Deferred tax	401,553	93,791	32,758
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	5,363	8,353	—
Alto Palermo S.A. (Schedule G)	382,099	584,704	—
IRSA Inversiones y Representaciones S.A. (Schedule G)	89,827	150,353	—
Others	70,415	114,731	34,273

	41,210,720	36,005,292	14,964,386

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

e.	Inventories

	December 31, 2006 Pesos	June 30, 2006 Pesos	December 31, 2005 Pesos
Current
Beef cattle	10,232,818	10,913,612	13,526,115
Crops	4,554,722	10,550,495	5,508,135
Unharvested crops	24,464,198	1,662,592	20,571,503
Seeds and fodder	1,335,434	770,647	251,658
Materials and others	8,817,415	4,686,142	4,024,440
Advances to suppliers	71,981	348,647	1,071,287
Tree plantations	—		4,320,000

	49,476,568	28,932,135	49,273,138

Non-Current
Beef cattle	66,616,712	62,712,423	58,600,459

	66,616,712	62,712,423	58,600,459

f.	Trade accounts payable

	December 31, 2006 Pesos	June 30, 2006 Pesos	December 31, 2005 Pesos
Current
Suppliers in local currency	7,465,185	7,346,542	6,592,501
Suppliers in foreign currency (Schedule G) (1)	14,052,974	10,980,242	12,253,463
Interest to be accrued (Schedule G) (2)	—	(112,863)	(419,384)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolivar S.A.	27,405	42,092	6,710
Alto City.Com S.A.	298	298	—
Alto Palermo S.A.	1,295,803	35,620	124,044
Agro-Uranga S.A.	—	—	259
IRSA Inversiones y Representaciones S.A.	139,772	34,127	140,769
Cactus Argentina S.A.	—	481,353	140,110
Cactus Feeders Inc.	141	—	—
Estudio Zang, Bergel & Viñes	148,269	73,851	93,126
Fundación IRSA	2,200,000	2,200,000	1,900,000
Accrual for other expenses (Schedule G)	11,470,532	5,311,539	7,106,612
Short-term debts	—	—	13,664
Accrual for harvest expenses	1,530,397	45,727	190,401

	38,330,776	26,438,528	28,142,275

Non-Current
Accrual for other expenses (Schedule G)	536,279	835,292	—

	536,279	835,292	—

(1)	As of December 31, 2006 includes US$ 1,449,726 from the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. See note 11.
(2)	Corresponds to the liability mentioned in (1).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

g.	Loans

	December 31, 2006 Pesos	June 30, 2006 Pesos	December 31, 2005 Pesos
Current
Local financial loans (Note 17)	77,855,308	65,605,326	17,277,529
Convertible Notes 2007 Interest payable (Schedule G)	252,058	332,179	604,553
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	376,020	482,985	541,481
Directors	1,052	1,083	1,041
Convertible Notes 2007 expenses	(212,135)	—	—
Convertible Notes 2007 (Schedule G)	24,657,885	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	36,784,590	—	—
Directors	102,883	—	—

	139,817,661	66,421,573	18,424,604

Non-Current
Foreign financial loans (Notes 17 and 19)	24,496,000	20,367,600	—
Convertible Notes 2007 third parties (Schedule G)	—	31,804,384	59,141,000
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	46,243,210	52,970,984
Directors	—	103,690	101,875
Convertible Notes 2007 expenses	—	(421,929)	(838,944)

	24,496,000	98,096,955	111,374,915

h.	Salaries and social security payable

	December 31, 2006 Pesos	June 30, 2006 Pesos	December 31, 2005 Pesos
Current
Accrual for vacation and statutory annual bonus	1,250,001	1,905,899	797,918
Social security taxes payable	504,742	282,999	250,545
Salaries payable	82,462	64,237	7,406
Health care payable	44,821	22,689	6,765
Others	30,906	17,306	11,247

	1,912,932	2,293,130	1,073,881

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

i.	Taxes payable

	December 31, 2006 Pesos	June 30, 2006 Pesos	December 31, 2005 Pesos
Current
Accrual for income tax	16,978	126,641	97,969
Tax on Minimum Presumed Income	2,086,303	2,377,347	5,566
Value added tax	71,765	15,595	—
Property tax payable	203,254	232,192	156,443
Taxes withheld Income tax	210,009	274,592	370,929
Gross sales tax payable	113,290	35,322	6,106
Taxes withheld-Gross sales tax payable	1,984	2,215	198,368
Taxes withheld-Value added tax payable	26,566	247,925	14,865
Others	898,092	2,007	899,819

	3,628,241	3,313,836	1,750,065

Non-current
Deferred tax	40,516,058	42,770,882	45,171,590

	40,516,058	42,770,882	45,171,590

j.	Other debts

	December 31, 2006 Pesos	June 30, 2006 Pesos	December 31, 2005 Pesos
Current
Advances from clients	405,800	—	—
Management fees accrual	3,067,145	3,073,949	2,653,994
Other income to be accrued	257,600	—	54,164
Loan to FYO minority shareholders	134,196	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	22,122	46,800	18,080
Cactus Feeders Inc.	30,891	272	6,043
Others	73,986	186,807	20,460

	3,991,740	3,442,024	2,886,937

Non-current
Other income to be accrued	433,309	433,309	433,309
Guarantee deposit	1,000	1,000	1,000

	434,309	434,309	434,309

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:

a) Assets based on their estimated collection term (in pesos)

Based on their estimated collection term	Current and non-current Investment			Trade accounts receivable			Other receivables
	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005
3rd quarter 2006/2005 financial period	—	—	—	—	—	10,546,546	—	—	6,070,082
4th quarter 2006/2005 financial period	—	—	999,287	—	—	—	—	—	463,916
1st quarter 2007/2006 financial period	—	—	—	—	11,084,617	—	—	6,144,831	2,602,500
2nd quarter 2007/2006 financial period	—	386,779	—	—	—	—	—	591,375	3,019,169
3rd quarter 2007/2006 financial period	—	—	—	12,226,807	—	—	8,625,434	5,072,356	426,075
4th quarter 2007/2006 financial period	375,605	—	—	—	—	—	618,270	479,592	5,712
1st quarter 2008/2007 financial period	—	—	—	—	—	—	2,844,079	2,179,021	2,140,492
2nd quarter 2008/2007 financial period	36,743,999	37,031,999	99,928,688	—	—	—	383,660	5,712	5,712
3rd quarter 2008/2007 financial period	—	—	—	—	—	—	430,291	433,663	426,076
4th quarter 2008/2007 financial period	—	—	—	—	—	—	5,712	5,713	38,471
1st quarter 2009/2008 financial period	—	—	—	—	—	—	2,156,185	2,173,309	2,134,780
2nd quarter 2009/2008 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,731,606	1,745,358	1,714,416
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,731,606	1,745,357	1,714,416
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	6,749,026	5,837,009	5,539,842	—	—	—	2,204,304	10,456,809	639,170
With no stated non-current term	20,717	20,717	591,649	—	—	—	35,155,320	27,717,159	6,358,236

Total	43,889,347	43,276,504	107,059,466	12,226,807	11,084,617	10,546,546	55,886,467	58,750,255	27,759,223

b) Assets classified according to their interest rate (in pesos)

Interest rate that they accrue	Current and non-current investment			Trade accounts receivable			Other receivables
	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005
At fixed interest rate	36,743,999	37,031,999	99,928,688	—	—	—	8,829,786	11,237,071	12,858,105
At variable interest rate	6,749,026	5,837,009	5,539,842	—	—	—	10,277,738	4,049,594	1,085,340
Non-interest bearing	396,322	407,496	1,590,936	12,226,807	11,084,617	10,546,546	36,778,943	43,463,590	13,815,778

Total	43,889,347	43,276,504	107,059,466	12,226,807	11,084,617	10,546,546	55,886,467	58,750,255	27,759,223

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5 (Continued):

a) Liabilities based on their estimated payment term (in pesos)

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable
	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005
3rd quarter 2006/2005	—	—	20,782,624	—	—	1,147,089	—	—	729,506
4th quarter 2006/2005	—	—	—	—	—	—	—	—	295,896
1st quarter 2007/2006	—	26,411,544	7,277,500	—	13,935,806	—	—	1,965,120	48,479
2nd quarter 2007/2006	—	—	—	—	816,247	—	—	231,052	—
3rd quarter 2007/2006	38,605,240	—	—	13,708,670	—	—	1,255,371	96,958	—
4th quarter 2007/2006	—	—	—	629,130	—	—	—	—	—
1st quarter 2008/2007	—	—	—	4,312,710	—	—	657,561	—	—
2nd quarter 2008/2007	—	—	—	61,333,223	77,729,355	111,374,915	—	—	—
3rd quarter 2008/2007	—	—	—	—	—	—	—	—	—
4th quarter 2008/2007	—	—	—	—	—	—	—	—	—
1st quarter 2009/2008	—	—	—	—	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	24,496,000	20,367,600	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	(274,464)	26,984	82,151	59,833,928	51,669,520	17,277,515	—	—	—
With no stated non-current term	536,279	835,292	—	—	—	—	—	—	—

Total	38,867,055	27,273,820	28,142,275	164,313,661	164,518,528	129,799,519	1,912,932	2,293,130	1,073,881

Based on their estimated payment term	Taxes payable			Other debts			Provisions
	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005
3rd quarter 2006/2005	—	—	757,502	—	—	2,698,577	—	—	—
4th quarter 2006/2005	—	—	894,594	—	—	—	—	—	—
1st quarter 2007/2006	—	831,206	—	—	120,996	—	—	—	—
2nd quarter 2007/2006	—	2,476,625	97,969	—	105,360	—	—	—	—
3rd quarter 2007/2006	3,559,136	6,005	—	3,655,190	7,523	—	—	—	—
4th quarter 2007/2006	41,113	—	—	116,487	3,073,949	—	—	—	—
1st quarter 2008/2007	—	—	—	85,867	—	—	—	—	—
2nd quarter 2008/2007	27,992	—	—	—	—	—	—	—	—
3rd quarter 2008/2007	—	—	—	—	—	—	—	—	—
4th quarter 2008/2007	—	—	—	—	—	—	—	—	—
1st quarter 2009/2008	—	—	—	—	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	134,196	134,196	188,360	—	—	—
With no stated non-current term	40,516,058	42,770,882	45,171,590	434,309	434,309	434,309	522,348	183,893	104,329

Total	44,144,299	46,084,718	46,921,655	4,426,049	3,876,333	3,321,246	522,348	183,893	104,329

b) Liabilities classified according to their interest rate (in pesos)

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable
	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005
At fixed interest rate	4,439,062	6,720,357	6,294,265	163,684,531	164,124,210	129,491,388	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	34,427,993	20,553,463	21,848,010	629,130	394,318	308,131	1,912,932	2,293,130	1,073,881

Total	38,867,055	27,273,820	28,142,275	164,313,661	164,518,528	129,799,519	1,912,932	2,293,130	1,073,881

Interest in rate that they accrue	Taxes payable			Other debts			Provisions
	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005
At fixed interest rate	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	3,792,015	750,660	—	—	—
Non-interest bearing	44,144,299	46,084,718	46,921,655	4,426,049	84,318	2,570,586	522,348	183,893	104,329

Total	44,144,299	46,084,718	46,921,655	4,426,049	3,876,333	3,321,246	522,348	183,893	104,329

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6: EARNINGS PER SHARE

Following is conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible bonds into company’s ordinary stock for up to an amount of US$ 50,000,000 mentioned in Note 14 to the basic financial statements, exercise their right to convert into stock the titles they bear.

	December 31, 2006	December 31, 2005
Average appraised stock in circulation	221,502,597	165,350,379
Average appraised diluted ordinary stock	321,214,392	321,214,392

	December 31, 2006	December 31, 2005
Earnings for the calculation of basic earnings per share	17,038,555	23,885,942
Exchange differences	(639,754)	5,649,576
Financing expenses	2,885,819	4,359,619
Income tax	(733,172)	(3,267,250)
Management fees	(151,289)	(674,195)
Earnings for the calculation of diluted earnings per share	18,400,159	29,953,692

BASIC Earnings per share	December 31, 2006	December 31, 2005
Earnings	17,038,555	23,885,942
Number of shares	221,502,597	165,350,379
Earnings per share	0.08	0.14

DILUTED Earnings per share	December 31, 2006	December 31, 2005
Earnings	18,400,159	29,953,692
Number of shares	321,214,392	321,214,392
Earnings per share	0.06	0.09

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7: SEGMENT INFORMATION

As of December 31, 2006:

Description	Crops (pesos)	Beef Cattle (pesos)	Milk (pesos)	Feed Lot (pesos)	Others (pesos)	Without specific allocation (pesos)	Total (pesos)
Sales	13,239,915	15,400,961	4,603,474	3,102,229	5,072,774	—	41,419,353
Assets	176,865,618	136,485,232	51,347,274	4,409,482	2,534,963	543,970,651	915,613,220
Liabilities	16,819,420	2,726,141	102,309	2,757,853	2,101,849	229,678,772	254,186,344
Fixed asset additions (transfers)	434,697	152,046	136,817	30,499	7,237,561	5,852,932	13,844,552
Depreciation of fixed assets	1,067,464	588,319	347,270	19,870	6,638	125,998	2,155,559
Income from related parties	384,697	2,848	54,109	—	—	22,511,725	22,953,379

As of December 31, 2005:

Description	Crops (pesos)	Beef Cattle (pesos)	Milk (pesos)	Feed Lot (pesos)	Others (pesos)	Without specific allocation (pesos)	Total (pesos)
Sales	28,938,520	17,263,647	4,277,258	1,114,648	3,106,795	—	54,700,868
Assets	138,566,192	139,984,340	22,353,927	3,547,765	1,331,866	447,089,645	752,873,735
Liabilities	10,536,141	2,430,396	—	886,251	352,008	195,158,109	209,362,905
Fixed asset additions (transfers)	5,313,333	5,150,626	865,345	13,800	—	43,222,894	54,565,998
Depreciation of fixed assets	962,364	553,118	242,106	149,233	28,802	326,881	2,262,504
Income from related parties	299,891	2,201	59,906	—	—	7,156,345	7,518,343

NOTE 8: “EXAGRIND S.A. – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES” LAWSUIT

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914,000 at the date the claim was filed.

In turn, IGSA filed an extraordinary appeal with the High Court of the Province of Catamarca, requesting to be given the remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the Court of Cassation.

NOTE 9: ACQUISITIONS AND SALES OF FARMS

On August 28, 2006, IGSA signed a preliminary sale contract of 1,800 hectares of the establishment called “El Recreo” of its property, in the amount of US$ 0.3 million. As advance payment the Company has received US$ 0.05 million. This sale has not been shown in the Financial Statement as the property of the land has not yet been transferred.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

For the six-month periods ended December 31, 2006 and 2005

and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule A

Principal Account	Value at the beginning of the period/year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period/year Pesos	Depreciation					Net carrying value as of December 31, 2006 Pesos	Net carrying value as of June 30, 2006 Pesos	Net carrying value as of December 31, 2005 Pesos
					Rate %	Accumulated at the beginning of the period/year Pesos	Decrease of the period/year Pesos	Current period/year Pesos	Accumulated at the end of the period/year Pesos

Real estate	155,053,376	—	—	155,053,376	—	—	—	—	—	155,053,376	155,053,376	145,289,656
Wire fences	4,780,673	—	—	4,780,673	3	1,236,208	—	79,865	1,316,073	3,464,600	3,544,465	3,499,013
Watering troughs	3,930,660	—	—	3,930,660	5	1,175,796	—	87,756	1,263,552	2,667,108	2,754,864	2,325,910
Alfalfa fields and meadows	3,297,931	—	—	3,297,931	12-25-50	1,506,332	—	233,922	1,740,254	1,557,677	1,791,599	1,762,978
Buildings and construc- tions	29,779,631	124,011	—	29,903,642	2	2,486,149	—	295,856	2,782,005	27,121,637	27,293,482	27,432,087
Machinery	10,594,431	500,368	—	11,094,799	10	7,025,548	—	365,960	7,391,508	3,703,291	3,568,883	3,554,527
Vehicles	2,309,795	47,734	97,728	2,259,801	20	1,194,039	97,728	164,886	1,261,197	998,604	1,115,756	602,354
Tools	197,916	8,736	—	206,652	10	152,253	—	4,769	157,022	49,630	45,663	48,356
Furniture and equipment	1,213,670	24,358	2,632	1,235,396	10	829,699	1,913	55,321	883,107	352,289	383,971	419,581
Corral and leading lanes	868,155	38,998	—	907,153	3	158,319	—	14,221	172,540	734,613	709,836	556,783
Roads	2,200,904	1,500	—	2,202,404	10	894,000	—	85,684	979,684	1,222,720	1,306,904	390,890
Facilities	12,615,362	70,299	—	12,685,661	10-20-33	5,823,780	—	484,563	6,308,343	6,377,318	6,791,582	6,492,487
Computer equipment	1,453,980	373,893	—	1,827,873	20	1,007,257	—	128,610	1,135,867	692,006	446,723	332,675
Silo plants	1,096,519	—	—	1,096,519	5	406,464	—	28,201	434,665	661,854	690,055	719,899
Feed Lot	3,920,905	30,503	12,925	3,938,483	—	1,633,060	—	125,945	1,759,005	2,179,478	2,287,845	2,370,340
Constructions in progress	8,841,634	7,082,373	37,282	15,886,725	—	—	—	—	—	15,886,725	8,841,633	14,729,225
Advances to suppliers	204,572	216,993	—	421,565	—	—	—	—	—	421,565	204,572	456,393
Forest Products- Posts	70,383	25,311	10,488	85,206	—	—	—	—	—	85,206	70,384	70,384
Forest Products raw materials	4,320,000	—	—	4,320,000	—	—	—	—	—	4,320,000	4,320,000	—
Improvements in third parties buildings	3,553,919	5,336,857	—	8,890,776	—	—	—	—	—	8,890,776	3,553,919	1,536,480

Total as of Decem- ber 31, 2006	250,304,416	13,881,934	161,055	264,025,295		25,528,904	99,641	2,155,559	27,584,822	236,440,473

Total as oft June 30, 2006	188,561,525	84,736,740	22,993,849	250,304,416		22,063,929	1,647,113	5,112,088	25,528,904		224,775,512

Total as of Decem- ber 31, 2005	188,561,525	54,768,735	7,917,112	235,413,148		22,063,929	1,503,303	2,262,504	22,823,130			212,590,018

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

For the six-month periods ended December 31, 2006 and 2005

and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning of the year/period Pesos	Additions of the Year/period Pesos	Value at the end of the year/period Pesos	Amortization				Net carrying value as of December 31, 2006 Pesos	Net carrying value as of June 30, 2006 Pesos	Net Carrying value as of December 31, 2005 Pesos
				Accumulated at the beginning of the year/period Pesos	Current period		Accumulated at the end of the year/period Pesos
					Rate %	Amount Pesos

Concessions received	23,581,646	—	23,581,646	—		—	—	23,581,646	23,581,646
Development expenditures	1,410,368	—	1,410,368	1,410,368	33,33	—	1,410,368	—	—	—
Organization expenses	448,818	—	448,818	448,818		—	448,818	—	—	—
Brands and patents	18,938	—	18,938	18,938		—	18,938	—	—	—

Total as of December 31, 2006	25,459,770	—	25,459,770	1,878,124		—	1,878,124	23,581,646

Total as of June 30, 2006	1,878,124	23,581,646	25,459,770	1,878,124		—	1,878,124		23,581,646

Total as of December 31, 2005	1,878,124		1,878,124	1,878,124		—	1,878,124			—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

For the six-month periods ended December 31, 2006 and 2005 and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule C

Type and characteristics of the securities	Amount	Value as of December 31, 2006 Pesos	Value as of June 30, 2006 Pesos	Value as of December 31, 2005 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos

Current Investments
Mutual Funds
Bony Hamilton Fund in dollars	1,136,014	3,433,034	54,906	91,897	3.022000
Banco Río Special Fund in pesos		1,533,676	898,081	381,756
BankBoston 1784 Fund		477,562	246,404	—

		5,444,272	1,199,391	473,653

Bonds and Convertible Notes
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A. Convertible Notes 2007	12,000,000	36,743,999
Interest on IRSA Convertible Notes 2007 (US$)		375,605	386,779	999,287
Global 2010 Bonds	110,000	106,208	92,510	92,549	0.965527
Bocon Pro 1	157,647	630	630	630	0.003996
Nobacs			3,030,000	2,947,500
Mortgage Bonds	1,042,807	1,017,780	1,334,180	1,477,925	0.976000
Raymond James – Interest of Bonds		—	—	11,046

		38,244,222	4,844,099	5,528,937

Deposits in foreign banks in dollars		180,136	180,298	536,539

		180,136	180,298	536,539

Total current investments		43,868,630	6,223,788	6,539,129

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.					Unlisted	Agriculture	2,500,000	1,236,338	11,450,689
Shares	893,069	4,090,502	5,465,153	4,597,887
Contribution on account of future subscriptions of shares		—	7,865	7,865
Higher property value		11,179,150	11,179,150	11,179,150

		15,269,652	16,652,168	15,784,902

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	116,305,767	408,619,576	396,839,494	274,968,300		Real Estate	448,742,660	66,119,687	1,576,577,325

		408,619,576	396,839,494	274,968,300

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas
Shares	42,705	60,028,625	54,879,607	—		Agriculture and Real Estate	875,381,000	33,436,000	821,185,000

		60,028,625	54,879,607	—

	Subtotal	483,917,853	468,371,269	290,753,202

Other Investments
IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	37,031,999	99,928,688
BrasilAgro – Companhia Brasileira de Propiedades Agrícolas (pending registration)		—	—	570,932
Coprolán		20,717	20,717	20,717	Unlisted

	Subtotal	20,717	37,052,716	100,520,337

Goodwill
IRSA Inversiones y Representaciones S.A. negative goodwill		(72,145,013)	(76,825,838)	(28,613,032)
Agropecuaria Cervera S.A. goodwill		—	—	23,612,186

	Subtotal	(72,145,013)	(76,825,838)	(5,000,846)

Total non-current investments		411,793,557	428,598,147	386,272,693

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and Provisions

For the six-month periods ended December 31, 2006 and 2005

and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule E

Item	Balances at the beginning of the period Pesos	Increases (1) Pesos	Decreases (1) Pesos	Applications Pesos	Value as of December 31, 2006 Pesos	Value as of June 30, 2006 Pesos	Value as of December 31, 2005 Pesos

Deducted from assets
Allowance for doubtful accounts	374,830	—	—	(2,471)	372,359	374,830	406,214
Included in liabilities
Non-current law contingencies for pending lawsuits	183,893	362,582	(24,127)	—	522,348	183,893	104,329

Total as of December 31, 2006	558,723	362,582	(24,127)	(2,471)	894,707

Total as of June 30, 2006	490,542	148,311	(25,000)	(55,130)		558,723

Total as of December 31, 2005	485,412	50,131	(25,000)	—			510,543

(1)	Included in Financial Results

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Sales

For the six-month periods ended December 31, 2006 and 2005

(Notes 1, 2, and 3)

Schedule F.1

	Crops		Beef cattle		Milk		Feed Lot		Others		Total
	December 31, 2006 Pesos	December 31, 2005 Pesos	December 31, 2006 Pesos	December 31, 2005 Pesos	December 31, 2006 Pesos	December 31, 2005 Pesos	December 31, 2006 Pesos	December 31, 2005 Pesos	December 31, 2006 Pesos	December 31, 2005 Pesos	December 31, 2006 Pesos		December 31, 2005 Pesos

Inventories at the beginn- ing of the period
Beef cattle	—	—	64,236,404	61,552,248	—	—	—	—	—	—	64,236,404		61,552,248
Crops	10,550,495	24,930,778	—	—	—	—	—	—	—	—	10,550,495		24,930,778
Seeds and fodder	478,313	128,575	—	—	—	—	—	—	—	—	478,313		128,575
Materials and others	—	—	—	—	—	—	150,085	155,791	273,377	623,879	423,462		779,670

	11,028,808	25,059,353	64,236,404	61,552,248	—	—	150,085	155,791	273,377	623,879		75,688,674		87,391,271
Holding gain – Beef Cattle	—	—	1,417,078	1,739,555	—	—	62,083	(10,740)	—	—		1,479,161		1,728,815
Holding gain – Crops	1,744,377	2,028,381	—	—	—	—	—	—	15,992	—		1,760,369		2,028,381
Production	6,586,411	4,316,285	11,125,808	10,424,135	4,603,474	4,277,258	—	—	—	—		22,315,693		19,017,678
Gain (loss) on commodities market	1,421,354	277,608	—	—	—	—	39,550	(2,179)	—	—		1,460,904		275,429
Transfer of inven- tories to expenses	—	—	—	—	—		(964,412)	(449,705)	(74,039)	(63,937)		(1,038,451)		(513,642)
Transfer to fixed assets and inventories	—	—	—	—	—	—	—	—	—	(202,737)		—		(202,737)
Transfer of unharvested crops to expenses	(1,977,604)	(2,403,431)	(33,701)	(10,789)	—	—	—	—	(508,616)	(235,472)		(2,519,921)		(2,649,692)
Recovery of inventories	—	—	—	220,499	—	—	—	—	—	—		—		220,499
Purchases	1,111,511	1,673,735	4,687,017	6,035,950	—	—	3,048,994	896,486	1,317,201	724,017		10,164,723		9,330,188
Operating expenses (Schedule H)	—	—	—	—	—	—	577,038	369,921	1,283,374	853,275		1,860,412		1,223,196
Less:
Inventories at the end of the period
Beef cattle	—	—	(66,699,867)	(63,006,967)	—	—	—	—	—	—	(66,699,867)		(63,006,967)
Crops	(4,554,722)	(5,508,135)	—	—	—	—	—	—	—	—	(4,554,722)		(5,508,135)
Seeds and fodder	(177,457)	(14,250)	—	—	—	—	—	—	—	—	(177,457)		(14,250)
Materials and others	—	—	—	—	—	—	(89,472)	(39,187)	(787,449)	(368,300)	(876,921)	(72,308,967)	(407,487)	(68,936,839)

Cost of Sales	15,182,678	25,429,546	14,732,739	16,954,631	4,603,474	4,277,258	2,823,866	920,387	1,519,840	1,330,725		38,862,597		48,912,547

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Production

For the six-month periods ended December 31, 2006 and 2005

(Notes 1, 2, and 3)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	December 31, 2006 Pesos	December 31, 2005 Pesos	December 31, 2006 Pesos	December 31, 2005 Pesos	December 31, 2006 Pesos	December 31, 2005 Pesos	December 31, 2006 Pesos		December 31, 2005 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	—	4,358	9,389,631	6,823,744	9,389,631		6,828,102
Unharvested crops	1,662,592	826,336	—	—	—	—	1,662,592		826,336
Seeds and fodder	—	—	168,766	172,941	123,568	17,653	292,334		190,594
Materials and others	4,142,815	3,768,385	—	—	119,865	65,430	4,262,680		3,833,815

	5,805,407	4,594,721	168,766	177,299	9,633,064	6,906,827		15,607,237		11,678,847
Holding gain (loss)	—	—	—	—	(9,923)	375,843		(9,923)		375,843
Holding gain - Crops	1,060,860	—	574,843	—	—	—		1,635,703		—
Gain (loss) on commodities market	—	—	—	—	—	—		—		—
Transfer of inventories to expenses	—	—	964,412	76,130	—	—		964,412		76,130
Production	—	—	—	—	875,249	—		875,249		—
Transfer of unharvested crops to expenses	(11,286,408)	(9,123,759)	(410,422)	(152,383)	(580,245)	(739,371)		(12,277,075)		(10,015,513)
Recovery of inventories	—	—	—	—	—	(220,499)		—		(220,499)
Purchases	34,350,951	27,829,453	609,183	348,261	1,773,495	2,902,783		36,733,629		31,080,497
Operating expenses (Schedule H)	9,664,095	5,063,443	7,820,569	7,813,365	2,502,669	2,448.164		19,987,333		15,324,972
Less:
Inventories at the end of the period
Beef cattle	—	—	—	—	(10,149,663)	(9,119,607)	(10,149,663)		(9,119,607)
Crops	—	—	—	—	—	—	—		—
Unharvested crops	(24,464,198)	(20,571,503)	—	—	—	—	(24,464,198)		(20,571,503)
Seeds and fodder	—	—	(895,926)	(115,460)	(262,051)	(121,948)	(1,157,977)		(237,408)
Materials and others	(7,122,966)	(3,454,188)	(572,903)	(31,301)	(244,625)	(131,464)	(7,940,494)	(43,712,332)	(3,616,953)	(33,545,471)

Cost of Production	8,007,741	4,338,167	8,258,522	8,115,911	3,537,970	2,300,728		19,804,233		14,754,806

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

For the six-month periods ended December 31, 2006 and 2005 and the year ended June 30, 2006

(Notes 1, 2, and 3)

Schedule G

	December 31, 2006				June 30, 2006			December 31, 2005
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in dollars	US$	2,733,526	3.022	8,260,717	US$	7,835,857	23,868,019	US$	95,751	286,486
Cash and banks in brazilian reais	Rs	139	1.397	194	Rs	1,524	1,964	Rs	857	1,178
Investments:
Mutual funds	US$	1,136,014	3.022	3,433,034	US$	18,026	54,906	US$	30,714	91,897
Interest of IRSA Convertible Notes 2007	US$	124,290	3.022	375,605		—	—		—	—
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	12,000,000	3.062	36,743,999	US$	125,333	386,779	US$	329,580	999,287
Deposits in foreign banks	US$	59,608	3.022	180,136	US$	59,192	180,298	US$	179,325	536,539
Trade accounts receivable:
Trade accounts receivable	US$	275,478	3.022	832,495	US$	14,768	44,982	US$	951,054	2,845,554
Other receivables:
Secured by mortgages	US$	976,184	3.022	2,950,028	US$	1,148,224	3,497,490	US$	1,563,797	4,678,880
Guarantee deposits	US$	1,055,350	3.022	3,189,269	US$	475,302	1,447,771	US$	391,533	1,171,466
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Argentina S.A.		—		—	US$	4,140	12,775		—	—
IRSA Inversiones y Representaciones S.A.	US$	34,670	3.062	106,159		—	—		—	—
Others	US$	20,000	3.062	61,240	US$	20,698	63,875		—	—

Non current assets
Other receivables
Secured by mortgages	US$	1,999,992	3.022	6,043,975	US$	2,713,488	8,265,284	US$	2,853,984	8,539,119
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Alto Palermo S.A.	US$	124,787	3.062	382,099	US$	189,470	584,704		—	—
IRSA Inversiones y Representaciones S.A.	US$	29,336	3.062	89,827	US$	48,721	150,353		—	—
Cactus Argentina S.A.	US$	1,751	3.062	5,363			—		—	—
Others	US$	17,514	3.062	53,628	US$	27,067	83,529		—	—
Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	—	—	US$	12,000,000	37,031,999	US$	32,958,011	99,928,688

Total US$	US$	20,588,500		62,707,574	US$	24,680,286	75,672,764	US$	39,353,749	119,077,916

Total Rs	Rs	139		194	Rs	1,524	1,964	Rs	857	1,178

Total Assets				62,707,768			75,674,728			119,079,094

US$: US dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

For the six-month periods ended December 31, 2006 and 2005 and the year ended June 30,2006

(Notes 1, 2, and 3)

Schedule G (Cont.)

	December 31, 2006				June 30, 2006			December 31, 2005
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	4,589,476	3.062	14,052,974	US$	3,558,082	10,980,242	US$	4,041,380	12,253,463
Interest to be accrued		—	—	—	US$	(36,573)	(112,863)	US$	(138,319)	(419,384)
Accrual for other expenses	US$	382,124	3.062	1,170,064	US$	862,487	2,661,634	US$	1,230,438	3,730,689
Loans:
Local banks	US$	4,477,031	3.062	13,708,670	US$	4,399,210	13,575,961
Interest of Convertible Notes 2007	US$	82,318	3.062	252,058	US$	107,641	332,179	US$	199,391	604,553
Convertible Notes 2007	US$	8,052,869	3.062	24,657,885		—	—		—	—
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	12,136,058	3.062	37,160,610	US$	156,508	482,985	US$	178,589	541,481
Directors	US$	33,944	3.062	103,935	US$	351	1,083	US$	343	1,041
Other debts:
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Feeders	US$	10,000	3.062	30,620		—	—		—	—
Outstanding items	US$	6,568	3.062	20,112		—	—		—	—

Non-current liabilities
Trade accounts payable:
Accrual for other expenses	US$	175,140	3.062	536,279	US$	270,671	835,292		—	—
Loans:
Foreign banks	US$	8,000,000	3.062	24,496,000	US$	6,600,000	20,367,600		—	—
Convertible Notes 2007		—	—	—	US$	10,306,022	31,804,384	US$	19,505,607	59,141,000
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders		—	—	—	US$	14,984,838	46,243,210	US$	17,470,641	52,970,984
Directors		—	—	—	US$	33,600	103,690	US$	33,600	101,875

Total Liabilities	US$	37,945,528		116,189,207	US$	41,242,837	127,275,397	US$	42,521,670	128,925,702

US$: US dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information in Compliance with Section 64, subsection B of Law No. 19,550

For the six-month periods ended December 31, 2006 and 2005

(Notes 1, 2, and 3)

Schedule H

	Total December 31, 2006 Pesos	Operating Expenses						Expenses		Total December 31, 2005 Pesos
Items		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	127,972	—	—	—	—	—	—	—	127,972	123,404
Fees and payments for services	2,619,122	327,276	24,598	154,560	88,440	—	59,678	—	2,291,846	1,400,661
Salaries and wages	6,299,205	3,284,682	1,048,067	1,096,153	276,164	—	864,298	117,494	2,897,029	4,099,234
Social security taxes	1,226,151	557,143	309,560	217,046	24,678	—	5,859	—	669,008	725,092
Taxes, rates and contributions	546,029	341,629	256,732	59,485	19,106	—	6,306	1,717	202,683	250,045
Gross sales taxes	425,695	—	—	—	—	—	—	425,695	—	479,200
Office and administrative expenses	1,965,834	147,017	—	—	—	—	147,017	1,215	1,817,602	388,087
Bank commissions and expenses	58,043	24,969	3,951	4,667	518	—	15,833	—	33,074	16,509
Depreciation of fixed assets	2,155,559	1,987,572	997,060	586,941	213,848	125,945	63,778	—	167,987	2,262,504
Vehicle and traveling expenses	285,249	145,852	46,222	51,908	5,772	—	41,950	18,093	121,304	366,945
Spare parts and repairs	1,113,046	1,110,045	659,654	352,834	86,795	—	10,762	—	3,001	621,217
Insurance	300,222	253,413	161,904	63,485	4,247	—	23,777	—	46,809	131,135
Benefits to Employees	391,928	237,427	63,220	123,864	24,746	—	25,597	500	154,001	232,181
Beef cattle expenses (1)	5,523,527	4,996,915	—	4,996,915	—	—	—	526,612	—	6,036,005
Dairy farm expenses (2)	1,757,710	1,746,983	—	—	1,746,983	—	—	10,727	—	1,594,134
Agricultural expenses (3)	7,356,406	5,879,602	5,873,131	—	—	—	6,471	1,476,804	—	6,629,645
Feed lot expenses	451,093	451,093	—	—	—	451,093	—	—	—	233,197
Silo expenses	30,496	30,496	30,496	—	—	—	—	—	—	13,052
Coal expenses	—	—	—	—	—	—	—	—	—	202
ACER expenses	(6,845)	(6,845)	—	—	—	—	(6,845)	—	—	—
FyO expenses	40,042	5,250	—	—	—	—	5,250	34,792	—	32,910
General expenses	371,454	327,226	189,500	112,711	11,372	—	13,643	26,015	18,213	323,361

Total at December 30, 2006	33,037,938	21,847,745	9,664,095	7,820,569	2,502,669	577,038	1,283,374	2,639,664	8,550,529

Total at December 30, 2005		16,548,168	5,063,443	7,813,365	2,448,164	369,921	853,275	4,997,065	4,413,487	25,958,720

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of December 31, 2006 and 2005 and June 30, 2006

	December 31, 2006 (Notes 1 and 2) Pesos	June 30, 2006 (Notes 1 and 2) Pesos	December 31, 2005 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	12,397,381	24,600,563	688,060
Investments (Note 8.b.)	41,677,256	4,899,005	5,620,834
Trade accounts receivable (Note 8.c.)	9,602,039	8,449,745	9,744,378
Other receivables (Note 8.d.)	13,754,016	21,265,678	11,893,640
Inventories (Note 8.e.)	47,282,830	27,227,281	42,859,634

Total Current Assets	124,713,522	86,442,272	70,806,546

Non-Current Assets
Other receivables (Note 8.d.)	49,351,842	39,575,208	15,523,349
Inventories (Note 8.e.)	64,068,073	59,330,235	54,866,387
Investments on controlled and related companies (Note 8.b.)	504,582,334	489,669,438	311,662,439
Other investments (Note 8.b.)	20,717	37,052,716	100,520,337
Fixed assets, net (Schedule A)	214,277,136	208,071,858	202,571,881
Intangible assets, net (Schedule B)	21,910,761	21,910,761	—

Subtotal Non-Current Assets	854,210,863	855,610,216	685,144,393

Goodwill (Note 8.b.)	(72,145,013)	(76,825,838)	(6,674,377)

Total Non-Current Assets	782,065,850	778,784,378	678,470,016

Total Assets	906,779,372	865,226,650	749,276,562

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	33,284,420	23,927,124	26,846,535
Loans (Note 8.g.)	139,817,661	66,421,573	18,424,590
Salaries and social security payable (Note 8.h.)	1,566,138	1,930,617	892,084
Taxes payable (Note 8.i.)	3,262,541	2,921,376	1,552,669
Other debts (Note 8.j.)	3,089,267	3,284,656	2,692,373

Total Debts	181,020,027	98,485,346	50,408,251

Total Current Liabilities	181,020,027	98,485,346	50,408,251

Non-Current Liabilities
Trade accounts payable (Note 8.f.)	536,279	835,292	—
Loans (Note 8.g.)	24,496,000	98,096,955	111,374,915

Taxes payable (Note 8.i.)	39,831,402	41,874,123	44,117,008
Other debts (Note 8.j.)	—	—	—
Provisions (Schedule E)	45,216	69,343	66,002

Total Non-Current Liabilities	64,908,897	140,875,713	155,557,925

Total liabilities	245,928,924	239,361,059	205,966,176

SHAREHOLDERS’ EQUITY	660,850,448	625,865,591	543,310,386

Total Liabilities and Shareholders’ Equity	906,779,372	865,226,650	749,276,562

The accompanying notes and schedules are an integral part of the financial statements.

Saul Zang
Vicepresident

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income

For the six-month periods ended December 31, 2006 and 2005

	December 31, 2006	December 31, 2005
	(Notes 1 and 2)	(Notes 1 and 2)
	Pesos	Pesos
Production :
Crops	6,586,411	4,316,285
Beef cattle	10,063,537	9,857,796
Milk	5,478,723	4,277,258

Total production	22,128,671	18,451,339

Cost of production (Schedule F.2)
Crops	(8,031,975)	(4,338,167)
Beef cattle	(7,022,762)	(6,952,007)
Milk	(3,537,970)	(2,300,728)

Total cost of production	(18,592,707)	(13,590,902)

Production profit	3,535,964	4,860,437

Sales
Crops	13,239,915	28,938,520
Beef cattle	11,765,581	14,359,858
Milk	4,603,474	4,277,258
Other	3,023,209	1,830,437

Total sales	32,632,179	49,406,073

Cost of sales (Schedule F.1)
Crops	(15,182,678)	(25,429,546)
Beef cattle	(11,155,428)	(14,124,275)
Milk	(4,603,474)	(4,277,258)
Other	(10,108)	(136,219)

Total cost of sale	(30,951,688)	(43,967,298)

Sales profit	1,680,491	5,438,775

Gross profit	5,216,455	10,299,212

Selling expenses (Schedule H)	(2,292,717)	(4,786,908)
Administrative expenses (Schedule H)	(8,184,539)	(3,966,976)
Net gain on sale of farms	—	9,872,997
Holding gain – Beef cattle (Schedules F.1 and F.2)	1,386,719	2,206,179
Holding gain – Crops (Schedules F.1 and F.2)	3,380,080	2,028,381

Operating income	(494,002)	15,652,885

Financial gain (loss):
Generated by assets:
Exchange differences and discounts	(332,257)	8,763,360
Interest income	949,024	242,427
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Interest on Notes (Note 7)	1,474,472	4,360,671
Doubtful accounts	—	—
Tax on banking debits and credits	(490,660)	(857,451)
Net gain on sale of bonds	—	14,872,000
Others	244,209	1,592,122

Total	1,844,788	28,973,129

Generated by liabilities:
Financial expenses:
Interest on Convertible Notes (Note 7)	(2,885,819)	(4,359,619)
Others	(3,871,918)	(1,115,008)
Exchange differences and discounts	1,251,577	(6,569,975)

Total	(5,506,160)	(12,044,602)

Other income and expenses, net:
Gains from other fixed assets sales	30,144	12,868
Shareholders’ Personal asset tax and miscellaneous	(872,962)	(889,640)

	(842,818)	(876,772)

Income from controlled and related companies	22,319,693	6,708,464
Management fee (Note 5)	(2,108,111)	(2,653,994)

Net Income before income tax	15,213,390	35,759,110

Income tax expense (Note 6)	1,825,165	(11,873,168)

Net income for the period	17,038,555	23,885,942

The accompanying notes and schedules are an integral part of the financial statements.

Saul Zang
Vicepresident

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

For the six-month periods ended December 31, 2006 and 2005

(Notes 1 and 2)

	Shareholders’ contributions				Retained earnings		Unappropiated earnings Pesos	Transitory conversion differences Pesos	Total as of December 31, 2006 Pesos	Total as of December 31, 2005 Pesos
	Capital (Note 3)	Inflation adjustment of Common stock Pesos	Paid-in capital (1) Pesos	Subtotal Pesos	Legal reserve Pesos	New projects reserve Pesos
Items	Common stock Pesos
Balances at the beginning of the exercise	220,604,549	166,218,124	106,916,990	493,739,663	11,532,537	—	127,243,810	(6,650,419)	625,865,591	523,070,970

Conversion of Notes in common stock (Note 14)	10,288,957	—	5,700,391	15,989,348	—	—	—		15,989,348	9,283,937

Exercise of Warrants (Note 14)	4,478,919	—	3,879,838	8,358,757	—	—	—		8,358,757	308,350

Shareholders meeting held on 10.31.2006
Legal Reserve					1,644,164		(1,644,164)		—
Cash dividends							(5,500,00)		(5,500,000)	(10,000,000)
New projects Reserve						120,099,646	(120,099,646)		—

Related companies Law 19,550 Section 33:
IRSA (Note 15)	—	—	(3,606,649)	(3,606,649)	—		—		(3,606,649)	(3,238,813)

Transitory conversion differences	—	—	—	—	—		—	2,704,846	2,704,846	—

Net income for the period	—	—	—	—	—		17,038,555		17,038,555	23,885,942

Balances as of December 31, 2006	235,372,425	166,218,124	112,890,570	514,481,119	13,176,701	120,099,646	17,038,555	(3,945,573)	660,850,448

Balances as of December 31, 2005	169,098,097	166,218,124	78,215,152	413,531,373	11,532,537	—	118,246,476	—		543,310,386

(1)	See notes 2p and 15

The accompanying notes and schedules are an integral part of the financial statements.

Saul Zang
Vicepresident

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

For the six-month periods ended December 31, 2006 and 2005

	December 31, 2006 (Notes 1 and 2) Pesos	December 31, 2005 (Notes 1 and 2) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period	24,655,469	66,248,838
Cash and cash equivalents at the end of the period	15,830,415	779,957

Net decrease in cash and cash equivalents	(8,825,054)	(65,468,881)

Causes of changes in cash and cash equivalents
Operating activities	17,038,555	23,885,942
Income for the period	6,554,447	4,598,203
Accrued interest during the year	(1,825,165)	11,873,168
Income tax

Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	(22,319,693)	(6,708,464)
Increase in allowances, provisions and accruals	4,865,990	9,798,227
Depreciation	1,902,805	2,007,130
Holding gain - Inventory	(4,766,799)	(2,206,179)
Financial results	(1,479,332)	(3,556,598)
Gain from sale of permanent investments	—	(14,872,000)
Gain from sale of fixed assets	(30,144)	(9,885,865)

Changes in operating assets and liabilities
Decrease in current investments	4,681,248	5,625,352
Increase in trade accounts receivable	(1,152,294)	(337,978)
(Increase) decrease in other receivables	(9,776,734)	8,665,784
Increase in inventories	(8,463,192)	(3,331,724)
Decrease in social security payable & taxes payable and advances to customers	(685,822)	(24,904,838)
Increase (decrease) in trade accounts payable	6,276,277	(3,738,442)
Dividends collected	811,784	867,691
Increase (decrease) in other debts	372,012	(1,618,288)

Cash flows applied to operating activities	(7,996,057)	(3,838,879)

Investment activities
Increase in non-current investments	—	(1,618,726)
Increase in related companies loans	(6,330,000)	—
Acquisition and upgrading of fixed assets	(8,108,802)	(46,012,304)
Collections of receivables from sale of fixed assets	3,290,752	—
Sale of fixed assets	30,863	9,880,073

Cash flows applied to investment activities	(11,117,187)	(37,750,957)

Financing activities
Exercise of Warrants	8,358,757	308,350
Dividends paid	(5,500,000)	(10,000,000)
Increase in financial loans	53,427,182	17,038,931
Decrease in financial loans	(43,767,189)	(14,712,326)
Decrease in others liabilities	(2,230,560)	(16,514,000)

Cash flows provided by (applied to) financing activities	10,288,190	(23,879,045)

Net decrease in cash and cash equivalents	(8,825,054)	(65,468,881)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	—	202,737
Increase in other receivables by sale of fixed assets	—	8,222,550
Repayment of financial loans through issue of stock by exercise of conversion right	15,989,348	9,283,937
Increase in fixed assets due to an increase in other debts	—	6,443,509
Decrease in other liabilities through a decrease in fixed assets	—	2,055,200

Complementary information
Interest paid	3,816,145	4,694,235
Income tax paid	1,718,759	22,810,022

Saul Zang
Vicepresident

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

For the six-month periods ended December 31, 2006 and 2005

and the year ended June 30, 2005

NOTE 1: ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the Comisión Nacional de Valores (C.N.V.).

b.	Unifying of accounting standards

On July 8, 2006, the F.A.C.P.C.E. and the C.P.C.E.C.A.B.A. entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years commenced on January 1, 2006. On the other hand, the C.N.V. has adopted the same standards including certain modifications, and has also established their applicability for the years started as from January 1, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company’s financial statements are:

•

In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

•	The balance of the “Transitory Convertion Differences” account has to be shown in the statement of changes in stockholders’ equity as from the time the unifying accounting standards became effective.

The financial statements for the six-month periods ended December 31, 2006 and 2005 have not been audited. The Company’s management estimates that such statements include all adjustments necessary to fairly present the income accounts of each period, which do not necessarily show the proportion of the Company’s profits and losses for the entire periods.

c.	The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date and up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in line with Resolution 441 issued on

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1: (Continued)

April 8, 2003 by the National Securities Commission, the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 941/2003 of the Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA), by which the restatement of financial statements was discontinued as from October 1, 2003. As of December 31, 2006, this change has not generated any significant effect on the Company’s financial statements.

d.	Comparative Information

For comparison purposes, certain reclassifications have been made as of June 30, 2006 and December 31, 2005.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Estimates are used when accounting for the allowance for conversion of convertible bonds into shares of stock, doubtful accounts, investments, depreciation, income taxes, deferred liabilities, transitory conversion differences and provisions for contingencies, accrual for expenses, donations and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end.

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end.

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price (see note 4), and dollars commitments.

Premiums collected or paid correspond to options bought or written and are included in Other receivables.

The assets or liabilities originated in derivatives instruments have been valued at their market value at year-end (see Note 4).

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops and dollars have been recognized under net income of the fiscal year under Cost of sales and under Financial Results in the Income Statement, respectively.

The comparative information includes transactions with metals.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at the year-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1)	Biological Assets (Under development): Breeding and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end.

Include:

•	Unharvested crops

•	Calves

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period-end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each period-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up, mares and sheep

4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each period-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Non-biological Assets – Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen – Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

Profits arising from production have been determined according to the quantitative and qualitative changes of stock subject to the biologic transformation measured as from the beginning of the year to the closing of these financial statements.

Cattle holding results have been calculated as the price difference of the steer kilogram between stock at beginning and closing of these financial statements.

Production cost of cattle calculated to show production profits and losses are shown in Schedule F.2.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

Adjustment for valuation of net realization value (V.N.R.) of crop has been calculated as the difference between the production valued at net realization value at the time of harvesting and the value of the same production valued at net realization value as of closing of these financial statements.

The production cost of crop calculated to show production results are shown in Schedule F.2.

Dairy cattle and other purposes not related with direct marketing in the next 12 months were valued at replacement value.

6)	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Interests in subsidiaries and affiliates at December 31, 2006 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agropecuaria Cervera S.A.	90.00
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones S. A.	25.92
BrasilAgro Companhia Brasileira de Propiedades Agrícolas (Note12.b)	7.31

The Company presents as complementary information the consolidated financial statements as of December 31, 2006 and 2005 with Inversiones Ganaderas S.A., Agropecuaria Cervera S.A., Futuros y Opciones.Com S.A. and Cactus Argentina S.A. in proportional consolidation of 50%.

2.	Goodwill

The negative goodwill corresponding to the investment in Inversiones y Representaciones S.A. had been valued at cost restated as of February 28, 2003, and calculated as a difference between the market value of such investment and its equity value at the time of changing the March 2002-valuation method, and in each one of the purchases restated, if any, at that same date (Note 1.c).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

Amortization is calculated in accordance with the estimated useful life, which is 20 years and has been classified under Gain from controlled companies and related companies in the statement of income.

Current valuations and economic conditions tend to make less risky any permanent investment opportunity and also help increasing the possibility to obtain significant long-term profits through IRSA shares.

3.	Other Investments

-	Investments in debt securities

IRSA’s Convertible Bonds were valued taking into account the face value at year-end in dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

-	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.).

l.	Fixed assets

-	Purchase value

Valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

-	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

-	Net carrying value

The net carrying value of fixed assets does not exceed their recoverable value at the end of the fiscal year.

m.	Intangible assets

The amortizations of the right of concession of ACER will be calculated according to the duration of the project (Note 12a), which is 35 year term with an option of 29 additional years. The project’s right of concession will be amortized as from its starting.

n.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period are recorded at their historical values.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

o.	Paid-in capital – Related Companies Law No. 19,550 Section 33

Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Futuros y Operaciones.Com S.A. generated on the basis of changes in their shareholders’ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

p.	Transitory Conversion Differences – Current translation adjustment

These transitory differences result from the exchange differences shown in the conversion of the financial statements of BrasilAgro from brazilian reais to Argentine pesos.

q.	Results for the period

Charges for assets consumed are calculated considering the values of the assets.

Inventory holding gains or losses are disclosed in one line in the Income Statement and in Schedule F and are calculated as explained in note 2.j.5.

Cost of sales is calculated by inventory difference and the results of cattle, crops and milk productions are disclosed in the Income Statement.

The remaining results for the period represent incurred costs.

The income statement shows the financial gains and losses, discriminating those generated by assets and those generated by liabilities.

r.	Income Tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

s.	Tax on minimum presumed income

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

t.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

NOTE 3: COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2003	124,098,095	124,098,095	124,098,095
Incentive Plan (Note 12) - Fiscal Year 2004	332,437	332,437	332,437
Conversion of bonds in common stock (Note 13) - Fiscal Year 2004	13,136,577	13,136,577	13,136,577
Exercise of Warrants (Note 13) - Fiscal Year 2004	12,965,710	12,965,710	12,965,710
Incentive Plan (Note 12) - Fiscal Year 2005	240,000	240,000	240,000
Conversion of bonds in common stock (Note 13) – Fiscal Year 2005	5,918,871	5,918,871	5,918,871
Exercise of Warrants (Note13) -Fiscal Year 2005	6,092,889	6,092,889	6,092,889
Conversion of bonds in common stock (Note 13) - Fiscal Year 2006-	29,151,389	29,151,389	29,151,389
Exercise of Warrants (Note13) -Fiscal Year 2006	28,668,581	28,668,581	28,668,581
Conversion of bonds in common stock (Note 13) - Fiscal Year 2007-	10,288,957	10,288,957	10,288,957
Exercise of Warrants (Note13) -Fiscal Year 2007	4,478,919	4,478,919	4,478,919

Common and treasury stock at December 31, 2006	235,372,425	235,372,425	235,372,425

As of December 31, 2006, the capital authorized to be publicly offered is formed of 235,372,425 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2006 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Ps.	Premium paid or (collected) Ps.	Premium at fair value Ps.	Gain (loss) for valuation at fair value Ps.
Futures
Purchase
Corn	3,810	—			61,571
Wheat	4,080	—			(40,774)
US$	—	—			629,818	(a)

Sell
Corn	27,110	484,427	—	—	(2,009,051)
Soybean	27,860	800,830	—	—	(1,585,463)
Wheat	4,080	—	—	—	(92,874)
US$	—	—	—	—	(49,760	)(b)

Options
Purchase Call
Corn	29,718	—	853,639	828,862	(24,777)
Soybean	13,600	—	593,823	1,019,351	425,529
Wheat	19,040	—	510,718	294,668	(216,050)

Sell Call
Corn	24,160	26,530	(298,271)	(254,599)	43,672
Soybean	41,800	30,220	(1,282,688)	(1,901,290)	(618,602)
Wheat	19,040	—	(521,295)	(294,668)	226,627

Purchase Put
Wheat	9,520	—	68,751	70,033	1,282

Sell Put
Corn	39,370	—	(339,220)	(204,541)	134,679
Soybean	2,700	5,089	(22,363)	(8,008)	14,355
Wheat	17,680	—	(224,761)	(132,327)	92,434

Total	283,568	1,347,096	(661,667)	(582,519)	(3,007,384)

(a)	Corresponds to a future of sell of 8,513,683 dollars composed of: (I) US$ 5,108,210 and US$ 3,405,473 with Bank Río de la Plata due on 06/01/2007 and 06/05/2007 respectively. The gains generated as of December 31, 2006 are shown within financial results of the income statement.
(b)	Corresponds to a future of purchase of 4,260,000 dollars composed of: US$ 1,960,000 and US$ 2,300,000 with Bank Río de la Plata due on 02/12/07 and 01/22/07 respectively. The loss generated as of December 31, 2006 are shown within financial results of the income statement.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4: (Continued)

Crops: As of December 31, 2006 and 2005 the Company recognized a revenue of Ps. 1,421,354 (loss) and Ps. 277,608 (loss), respectively, to reflect the closing of the transactions carried out during those periods, These results are disclosed under the cost of sales of crops in a line of Schedule F.

At December 31, 2005 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Ps.	Premium paid or (collected) Ps.	Premium at fair value Ps.	Gain (loss) for valuation at fair value Ps.
Future
Purchase
Corn	12,700	—			134,446

Sell
Corn	900	18,850			(12,447)
Soybean	1,400	41,888			2,723
Wheat	2,600	54,454			(16,396)

Options
Purchase Cell
Corn	25,400	—	381,368	568,450	187,082
Soybean	6,800	—	—	237,356	237,356

Sell Call
Corn	30,480	—	(237,789)	(329,851)	(92,062)
Soybean	12,280	18,565	(16,157)	(110,048)	(93,891)
Wheat	4,080	—	(58,344)	(49,901)	8,443

Purchase Put
Corn	19,280	(57)	97,779	82,351	(15,428)
Soybean	17,900	(12,533)	549,960	410,472	(139,488)
Wheat	4,080	—	44,880	44,855	(25)

Sell Put
Corn	12,700	—	(56,362)	(26,179)	30,183
Soybean	8,500	2,908	(26,330)	(120,507)	(94,177)

Total	159,100	124,075	679,005	706,998	136,319

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5: MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S,A, (formerly called Consultores Asset Management S,A,), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments,

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements,

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S,A,, the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No, 271 of Law No, 19,550,

On November 2003, Dolphin Fund Management S,A, was divided into two companies: Consultores Asset Management S,A, and Dolphin Fund Management S,A, As from that moment the management contract is held by Consultores Asset Management S,A,

The financial statements as of December 31, 2006 and 2005 include a charge in the Statement of Income of Ps. 2,108,111 and Ps. 2,653,994 and an accrual of Ps. 3,067,145 and Ps. 2,653,994 respectively.

NOTE 6: INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

-	Deferred assets as of December 31, 2006:

	Cumulative tax loss carryforwards		Other	TOTAL
Initial Balance	1,893,068		145,435	2,038,503
Gain (Loss) Recognized	2,926,936	(1)	(108,140)	2,818,796
Closing Balance	4,820,004		37,295	4,857,299

(1)	The tax losses carryforward is conformed by Ps. 2,939,135 for the current year and an adjustment of the previous year for differences between provision and tax return for (Ps. 12,199).

-	Deferred liabilities as of December 31, 2006:

	Fixed Assets	Inventories	Investments	Accruals	TOTAL
Initial Balance	(27,120,281)	(16,237,592)	—	(554,754)	(43,912,627)
Gain (Loss) Recognized	36,857	(1,069,118)	(51)	256,238	(776,074)
Closing Balance	(27,083,424)	(17,306,710)	(51)	(298,516)	(44,688,701)

As of December 31, 2006, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 39,831,402.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6: (Continued)

As mentioned in Note 1.b the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current period is Ps. 16,288,709. It is estimated that this liability will end up according to the detail that follows:

Term	TOTAL
1 year	270,354
2 years	222,669
3 years	120,157
over 3 years	1,338,376
no term	14,337,153

Total	16,288,709

Below there is a conciliation between the Income Tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	December 31, 2006	December 31, 2005
Net Income before income tax	15,213,390	35,759,110
Tax rate	35%	35%

Net income at tax rates:	5,324,687	12,515,689
Permanent differences at tax rate:
Restatement into constant currency	125,179	1,468,672
Donations	1,494	7,278
Loss from controlled and related companies	(7,811,893)	(2,347,962)
Personal asset tax	305,537	311,328
Miscellaneous permanent differences	229,831	(81,837)

Income tax	(1,825,165)	11,873,168

During this period the Income Tax rate was 35%. Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 4,820,004 and may be offset against taxable income of future periods, as follows:

Origination year	Amount	Expiration Year
2003	1,718,015	2008
2005	162,854	2010
2007	2,939,135	2012

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6: (Continued)

-	Deferred assets as of December 31, 2005:

	Cumulative tax loss carryforwards	Others	TOTAL
Initial Balance	2,367,216	494,355	2,861,571
Gain (Loss) Recognized	(412,419)	(454,536)	(866,955)

Closing Balance	1,954,797	39,819	1,994,616

-	Deferred liabilities as of December 31, 2005:

	Fixed Assets	Inventories	Investments	Accruals	Others	TOTAL
Initial Balance	(22,615,010)	(14,240,940)	(2,730,109)	(1,272,182)	9,282	(40,848,959)
Gain (Loss) Recognized	(4,649,146)	(797,214)	(32)	182,727	—	(5,262,665)

Closing Balance	(27,264,156)	(15,038,154)	(2,730,141)	(1,088,455)	9,282	(46,111,624)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances at December 31, 2006 and 2005 and June 30, 2006 with Subsidiaries, related companies and related parties:

	December 31, 2006	June 30, 2006	December 31, 2005
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Bonds 2007-IRSA (US$)	375,605	386,779	999,287
-Convertible Bonds 2007-IRSA (US$)	36,743,999	—	—
Non-Current Investments
-Convertible Bonds 2007-IRSA (US$)	—	37,031,999	99,928,688
Current other receivables	106,159	—	—
Non-Current other receivables	89,827	150,353	—
Current Trade accounts payable	139,772	34,127	140,769

Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	153,202	38,990	210,904
Non-Current other receivables	1,359,299	1,290,553	750,660

Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	427,667	1,141,179	371,219
Current Other receivables	23,603	23,603	23,603

Cactus Argentina S.A.(3)
Current Trade accounts receivable	65,288	—	18,844
Current Other receivables	—	383,303	350,479
Non-Current other receivables	10,726	16,706	—
Current Trade accounts payable	—	962,706	122,086

Agro-Uranga S.A.(3)
Current Other receivables	1,052,378	39,993	281,226
Current Trade accounts payable	—	—	259

Fundación IRSA (4)
Current Trade accounts payable	2,200,000	2,200,000	1,900,000

Inversora Bolívar (4)
Current Trade accounts payable	27,405	42,092	6,710

Alto Palermo S.A.(4)
Non-Current other receivables	382,099	584,704	—
Current Trade accounts payable	1,295,803	35,620	124,044

Alto City.Com S.A.(4)
Current Trade accounts payable	298	298	—

Brasil Agro-Compahía Brasileira de Propiedades Agricolas(4)
Current other receivables	593,313	559,088	—

Agropecuaria Cervera S.A.(4)
Current trade accounts receivable	57,201	—	—
Current other receivables	—	5,512	—
Non-Current other receivables	9,179,635	2,501,462	—

Consultores Asset Management S.A.(4)
Management Fees	3,067,145	3,073,949	2,653,994

Credits to employees (4)
Current credits to Senior management, directors and staff of the company	56,854	83,385	45,965

Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	143,675	45,262	73,201

(1)	Controlled company
(3)	Related company
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

a. Balances as of December 31, 2006 and 2005 and June 30, 2006 with Subsidiaries, related companies and related parties (Continued):

	December 31, 2006	June 30, 2006	December 31, 2005
Directors (4)
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)
Directors	103,935	1,083	1,041
Non-Current Loans
Convertible Bonds 2007 (Schedule G)
Directors	—	103,690	101,875
Other current debts	22,122	46,800	18,080

Shareholders (2)
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)
Shareholders	37,160,610	482,985	541,481
Non-Current Loans
Convertible Bonds 2007 (Schedule G)
Shareholders	—	46,243,210	52,970,984

(2)	Shareholder
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended at December 31, 2006 and 2005,

	Year	Sales and Fees for shared services	Interest paid	Salaries	Fees	Livestock expenses	Interest income	Administrative services	Others
Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:
Shareholders	2007	—	—	—	—	—	—	—	—
	2006	—	(2,057,975)	—	—	—	—	—	—
Agro-Uranga S.A.	2007	—	—	—	—	—	—	—	(174)
	2006	—	—	—	—	—	—	—	—
Alto Palermo S.A.	2007	(1,975,338)	—	—	—	—	—	—	—
	2006	(363,909)	—	—	—	—	—	—	—
Alto City S.A.	2007	5,987	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—
Consultores Asset Management	2007	—	—	—	(2,108,111)	—	—	—	—
	2006	—	—	—	—	—	—	—	—
Cactus Argentina S.A.	2007	—	—	—	—	(1,653,320)	929	82,400	6,511
	2006	—	—	—	—	(1,228,376)	21,119	109,920	6,659
Directors	2007	—	—	(194,747)	—	—	—	—	—
	2006	—	(3,958)	(166,119)	123,404	—	—	—	—
Estudio Zang, Bergel & Viñes	2007	—	—	—	(255,590)	—	—	—	—
	2006	—	—	—	(90,706)	—	—	—	—
Fundación IRSA	2007	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—
Futuros y opciones.Com S.A.	2007	—	—	—	—	—	—	82,201	(24,234)
	2006	—	—	—	—	—	—	82,200	(32,951)
Inversiones Ganaderas S.A.	2007	—	—	—	—	—	34,015	6,634	(404,596)
	2006	—	(121,134)	—	—	—	—	38,811	89,191
Agropecuaria Cervera S.A.	2007	—	—	—	—	—	348,173	—	6,845
	2006	—	—	—	—	—	—	—	—
Inversora Bolívar S.A.	2007	—	—	—	—	—	—	—	(121,236)
	2006	—	—	—	—	—	—	—	(52,252)
IRSA Inversiones y Representaciones S.A.	2007	(207,345)	—	—	—	—	1,474,472	—	—
	2006	(5,196)	—	—	—	—	4,360,671	—	—
Credits to employees	2007	—	—	—	—	—	3,682	—	—
	2006	—	—	—	—	—	1,863	—	—
Salaries’ Management	2007	—	—	(401,919)	—	—	—	—	—
	2006	—	—	(820,286)	—	—	—	—	—

Total 2007		(2,176,696)	—	(596,666)	(2,363,701)	(1,653,320)	1,861,271	171,235	(536,884)

Total 2006		(369,105)	(2,183,067)	(986,405)	32,698	(1,228,376)	4,383,653	230,931	10,647

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: Details of balance sheet and income statement accounts

a.	Cash and banks

	December 31, 2006 Pesos	June 30, 2006 Pesos	December 31, 2005 Pesos
Cash	32,215	39,334	62,176
Foreign currency (Schedule G)	77,910	91,649	88,810
Local currency checking account	3,882,817	482,584	244,211
Foreign currency checking account (Schedule G)	8,120,503	23,728,848	141,728
Local currency saving account	69,409	106,504	25,838
Foreign currency saving account (Schedule G)	33,223	6,367	28,395
Checks to be deposited	181,304	145,277	96,902

	12,397,381	24,600,563	688,060

b.	Investments and Goodwill

	December 31, 2006 Pesos	June 30, 2006 Pesos	December 31, 2005 Pesos
Investment
Investment (Schedule C and G)	41,677,256	4,889,005	5,620,834

	41,677,256	4,889,005	5,620,834

Investment
Investment on controlled and related companies (Notes 12 and 15 and Schedule C)	504,582,334	489,669,438	311,662,439

	504,582,334	489,669,438	311,662,439

Other investments
Other investments (Schedules C and G)	20,717	37,052,716	100,520,337

	20,717	37,052,716	100,520,337

Goodwill
Goodwill (Schedule C)	(72,145,013)	(76,825,838)	(6,674,377)

	(72,145,013)	(76,825,838)	(6,674,377)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

c.	Trade accounts receivable

	December 31,	June 30,	December 31,
	2006	2006	2005
	Pesos	Pesos	Pesos
Current
Accounts receivable in local currency	8,460,043	7,641,236	6,713,974
Less:
Allowance for doubtful accounts (Schedule E)	(372,359)	(374,830)	(356,214)
Accounts receivable in foreign currency (Schedule G)	810,997	3,170	2,785,651
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	153,202	38,990	210,904
Futuros y Opciones.Com S.A.	427,667	1,141,179	371,219
Cactus Argentina S.A.	65,288	—	18,844
Agropecuaria Cervera S.A.	57,201	—	—

	9,602,039	8,449,745	9,744,378

d.	Other receivables

	December 31,	June 30,	December 31,
	2006	2006	2005
	Pesos	Pesos	Pesos
Current
Prepaid leases	119,930	8,836,242	125,787
Income tax credit and advances (net of accrual)	2,869,018	3,880,156	2,563,793
Guarantee deposits and premiums (Schedule G)	3,189,269	1,434,978	1,165,756
Secured by mortgage (Schedule G)	2,950,028	3,497,490	4,678,880
Prepaid expenses	132,468	298,282	415,453
Tax prepayments (net of accruals)	1,909,934	2,023,789	2,005,670
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A. (Schedule G)	—	383,303	350,479
Futuros y Opciones.Com S.A.	23,603	23,603	23,603
Agropecuaria Cervera S.A.	—	5,512	—
IRSA Inversiones y Representaciones S.A. (Schedule G)	106,159	—	—
Agro-Uranga S.A.	1,052,378	39,993	281,226
BrasilAgro Companhia Brasileira de Propiedades Agrícolas	593,313	559,088	—
Credits to employees	56,854	83,385	45,965
Others (Schedule G)	751,062	199,857	237,028

	13,754,016	21,265,678	11,893,640

Non-current
Secured by mortgage (Schedule G)	6,043,975	8,265,284	8,539,119
Income tax prepayments, VAT and others	28,192,027	24,351,881	6,233,570
Tax on Minimum Presumed Income	3,922,131	2,316,812	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	1,359,299	1,290,553	750,660
Cactus Argentina S.A.	10,726	16,706	—
Agropecuaria Cervera S.A	9,176,635	2,501,462	—
Alto Palermo S.A. (Schedule G)	382,099	584,704	—
IRSA Inversiones y representaciones S.A (Schedule G)	89,827	150,353	—
Prepaid leases	118,495	13,924	—
Others (Schedule G)	53,628	83,529	—

	49,351,842	39,575,208	15,523,349

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

e.	Inventories

	December 31,	June 30,	December 31,
	2006	2006	2005
	Pesos	Pesos	Pesos
Current
Livestock	8,295,875	9,505,196	11,636,928
Crops	4,554,722	10,550,495	5,508,135
Unharvested crops	24,464,198	1,662,592	20,571,503
Seeds and fodder	1,335,434	770,647	251,658
Materials and others	8,560,620	4,389,704	3,823,638
Advances to suppliers	71,981	348,647	1,067,772

	47,282,830	27,227,281	42,859,634

Non-Current
Livestock	64,068,073	59,330,235	54,866,387

	64,068,073	59,330,235	54,866,387

f.	Trade accounts payable

	December 31,	June 30,	December 31,
	2006	2006	2005
	Pesos	Pesos	Pesos
Current
Suppliers in local currency	3,597,389	4,767,504	5,608,676
Suppliers in foreign currency (Schedule G Note 11) (1)	13,969,927	10,913,582	12,175,485
Interest to be accrued (2) (Schedule G)	—	(112,863)	(419,384)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	27,405	42,092	6,710
Alto Palermo S.A.	1,295,803	35,620	124,044
Alto City.Com S.A.	298	298	—
IRSA Inversiones y Representaciones S.A.	139,772	34,127	140,769
Cactus Argentina S.A.	—	962,706	122,086
Estudio Zang, Bergel & Viñes	143,675	45,262	73,201
Fundación IRSA	2,200,000	2,200,000	1,900,000
Agro-Uranga S.A.	—	—	259
Accrual for other expenses (Schedule G)	10,379,754	4,993,069	6,924,288
Accrual for cereal expenses	1,530,397	45,727	190,401

	33,284,420	23,927,124	26,846,535

Non-Current
Accrual for other expenses (Schedule G)	536,279	835,292	—

	536,279	835,292	—

(1)	Includes as of December 31, 2006 US$ 1,449,726 for the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage.
(2)	Corresponds to the liability mentioned in (1).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

g.	Loans

	December 31,	June 30,	December 31,
	2006	2006	2005
	Pesos	Pesos	Pesos
Current
Local financial loans (Note 17)	77,855,308	65,605,326	17,277,515
Convertible Bonds 2007 (Schedule G)	24,657,885	—	—
Convertible Bonds 2007 -Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	36,784,590	—	—
Directors	102,883	—	—
Convertible Bonds 2007 expenses	(212,135)	—	—
Convertible Bonds 2007 Interest payable (Schedule G)	252,058	332,179	604,553
Convertible Bonds 2007 Interest payable - Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	376,020	482,985	541,481
Directors	1,052	1,083	1,041

	139,817,661	66,421,573	18,424,590

Non-Current
Foreign Financial Loans (Notes 17 and 19 and Schedule G)	24,496,000	20,367,600	—
Convertible Bonds 2007 (Schedule G)	—	31,804,384	59,141,000
Convertible Bonds 2007 - Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	46,243,210	52,970,984
Directors	—	103,690	101,875
Convertible Bonds 2007 expenses	—	(421,929)	(838,944)

	24,496,000	98,096,955	111,374,915

h.	Salaries and social security payable

	December 31,	June 30,	December 31,
	2006	2006	2005
	Pesos	Pesos	Pesos
Current
Accrual for vacation and statutory annual bonus	1,018,479	1,653,322	668,629
Social security taxes payable	420,860	210,397	202,735
Salaries payable	81,205	36,479	7,406
Health care payable	36,592	20,371	5,880
Others	9,002	10,048	7,434

	1,566,138	1,930,617	892,084

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

i.	Taxes payable

	December 31,	June 30,	December 31,
	2006	2006	2005
	Pesos	Pesos	Pesos
Current
Accrual for income tax	—	15,346	—
Tax on Minimum Presumed Income (Note 2.s.)	1,979,314	2,316,812	—
Property tax payable	199,840	228,778	152,488
Taxes withheld for income tax	83,480	109,980	311,315
Gross sale tax payable	98,116	18,218	195,203
Taxes withheld-Value Added Tax	11,266	231,654	3,472
Others (1)	890,525	588	890,191

	3,262,541	2,921,376	1,552,669

Non-Current
Deferred tax	39,831,402	41,874,123	44,117,008

	39,831,402	41,874,123	44,117,008

(1)	Includes shareholders personal assets tax.

j.	Other debts

	December 31,	June 30,	December 31,
	2006	2006	2005
	Pesos	Pesos	Pesos
Current
Management fees agreement accrual (Note 5)	3,067,145	3,073,949	2,653,994
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	22,122	46,800	18,080
Others	—	163,907	20,299

	3,089,267	3,284,656	2,692,373

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

a) Assets based on their estimated collection term ( in pesos)

Based on their estimated collection term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005
3rd quarter 2006/2005 financial period	—	—	—	—	—	9,744,378	—	—	5,971,419
4th quarter 2006/2005 financial period	—	—	999,287	—	—	—	—	—	416,180
1st quarter 2007/2006 financial period	—	—	—	—	8,449,745	—	—	6,018,833	2,456,348
2nd quarter 2007/2006 financial period	—	386,779	—	—	—	—	—	335,871	2,659,928
3th quarter 2007/2006 financial period	—	—	—	9,602,039	—	—	8,352,112	4,643,977	420,363
4th quarter 2007/2006 financial period	375,605	—	—	—	—	—	335,847	335,871	—
1st quarter 2008/2007 financial period	—	—	—	—	—	—	2,777,972	2,173,309	2,134,780
2nd quarter 2008/2007 financial period	36,743,999	37,031,999	99,928,688	—	—	—	335,848	—	—
3th quarter 2008/2007 financial period	—	—	—	—	—	—	424,579	427,951	420,364
4th quarter 2008/2007 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2009/2008 financial period	—	—	—	—	—	—	2,156,185	2,173,309	2,134,780
2nd quarter 2009/2008 financial period	—	—	—	—	—	—	—	—	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,731,606	1,745,358	1,714,416
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,731,606	1,745,357	1,714,416
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	4,557,652	4,512,226	4,621,547	—	—	—	1,952,237	9,931,126	389,765
With no stated non-current term	20,717	20,717	591,649	—	—	—	43,307,866	31,309,924	6,984,230

Total	41,697,973	41,951,721	106,141,171	9,602,039	8,449,745	9,744,378	63,105,858	60,840,866	27,416,989

b) Assets classified according to their interest rate ( in pesos)

Interest rate that they accrue	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005
At fixed interest rate	36,743,999	37,031,999	99,928,688	—	—	—	8,829,786	11,237,071	12,960,190
At variable interest rate	4,557,652	4,512,226	4,621,547	—	—	—	10,301,341	4,270,361	1,085,340
Non-interest bearing	396,322	407,496	1,590,936	9,602,039	8,449,745	9,744,378	43,974,731	45,333,454	13,371,459

Total	41,697,973	41,951,721	106,141,171	9,602,039	8,449,745	9,744,378	63,105,858	60,840,886	27,416,989

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9: (Continued)

Liabilities based on their estimated payment term:

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable
	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005
3th quarter 2006/2005	—	—	19,569,035	—	—	1,147,075	—	—	596,188
4th quarter 2006/2005	—	—	—	—	—	—	—	—	295,896
1st quarter 2007/2006	—	23,927,124	7,277,500	—	13,935,806	—	—	1,699,565	—
2nd quarter 2007/2006	—	—	—	—	816,247	—	—	231,052	—
3th quarter 2007/2006	33,284,420	—	—	13,708,670	—	—	1,002,881	—	—
4th quarter 2007/2006	—	—	—	629,130	—	—	—	—	—
1st quarter 2007/2008	—	—	—	4,312,710	—	—	563,257	—	—
2nd quarter 2007/2008	—	—	—	61,333,223	77,729,355	111,374,915	—	—	—
2nd quarter 2008/2007	—	—	—	24,496,000	20,367,600	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	59,833,928	51,669,520	17,277,515	—	—	—
With no stated non-current term	536,279	835,292	—	—	—	—	—	—	—

Total	33,820,699	24,762,416	26,846,535	164,313,661	164,518,528	129,799,505	1,566,138	1,930,617	892,084

Based on their estimated payment term	Taxes payable			Other debts			Provisions
	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005
3th quarter 2006/2005	—	—	663,160	—	—	2,692,373	—	—	—
4th quarter 2006/2005	—	—	889,509	—	—	—	—	—	—
1st quarter 2007/2006	—	589,218	—	—	112,870	—	—	—	—
2nd quarter 2007/2006	—	2,332,158	—	—	97,837	—	—	—	—
3th quarter 2007/2006	3,262,541	—	—	3,089,267	—	—	—	—	—
4th quarter 2007/2006	—	—	—	—	3,073,949	—	—	—	—
1st quarter 2007/2008	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2008	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—
With no stated non-current term	39,831,402	41,874,123	44,117,008	—	—	—	45,216	69,343	66,002

Total	43,093,943	44,795,499	45,669,677	3,089,267	3,284,656	2,692,373	45,216	69,343	66,002

Liabilities classified according to their interest rate:

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable
	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005
At fixed interest rate	4,439,062	6,720,357	6,294,265	163,684,531	164,124,210	129,491,374	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	29,381,637	18,042,059	20,552,270	629,130	394,318	308,131	1,566,138	1,930,617	892,084

Total	33,820,699	24,762,416	26,846,535	164,313,661	164,518,528	129,799,505	1,566,138	1,930,617	892,084

Interest in rate that they accrue	Taxes payable			Other debts			Provisions
	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005	December 31, 2006	June 30, 2006	December 31, 2005
At fixed interest rate	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	43,093,943	44,795,499	45,669,677	3,089,267	3,284,656	2,692,373	45,216	69,343	66,002

Total	43,093,943	44,795,499	45,669,677	3,089,267	3,284,656	2,692,373	45,216	69,343	66,002

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the C.N.V., 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital,

NOTE 11: PURCHASE AND SALE OF FARMS

a)	On July 25, 2005 the Company signed the deed of sale of the farm “El Gualicho” with a surface area of 5,727 hectares, located in the Department of General Roca and Presidente Roque Saenz Peña, Province of Córdoba, The agreed sale price was US$ 5,727,083. The sale generated a gain of Ps. 9,872,997.

b)	On September 1, 2005 the Company signed the deed for the purchase of the farm “San Pedro” of 6,022 hectares located in the Department of Uruguay, Province of Entre Ríos, The purchase price was US$ 16,000,000. This purchase generated a debt of US$ 6,500,000. On December 14, 2005 US$ 4,000,000 were paid and on September 1, 2006 US$ 720,000 were paid.

c)	On December 14, 2005 the Company cancelled the mortgage for the purchase of the farm “El Invierno”. The purchase price payment was US$ 1,500,000

NOTE 12: INVESTMENTS IN COMPANIES

a) Agropecuaria Cervera S.A.

On December 27, 2005, the Company and its subsidiary Inversiones Ganaderas S.A. have acquired the capacity of shareholders of Agropecuaria Cervera S.A. (ACER), by subscribing an agreement to exchange goods.

The shareholders transferred the ACER shares in the following proportions: a) in favor of Cresud thirty six thousand (36,000) common shares, registered, non-endorsable, class A, of pesos one (Ps. 1) par value with right to five (5) votes each; and b) in favor of IGSA four thousand (4,000) common shares, registered, non-endorsable, class A, of pesos one (Ps. 1) par value with right to five (5) votes each.

We would mention that ACER has, among other goods and rights, the concession of starting into production of an integral development project including biologic, economic and social issues on several buildings located in the Department of Anta, Province of Salta. The company has been duly authorized to carry out an outstanding crop farming, cattle and forestry project.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

As considerations for the exchange referred to above, the actions that follow were effected:

•

Cresud transferred 3,580,886 Negotiable Obligations convertible into common shares, with 8% annual interest, maturing in year 2007, having options in a face value of one US dollar each, issued by IRSA Inversiones y Representaciones S.A.

•

The Company paid the amount of pesos Nine hundred and sixty two thousand five hundred and twenty three (Ps. 962,523) with consideration in the contribution made to the company in ACER. As part of the price, the Company paid US dollar Seven hundred thousand (US$ 700,000), staying such contribution in guarantee for future contingencies during a two-year term.

b) BrasilAgro – Companhia de Propiedades Agrícolas (BrasilAgro)

BrasilAgro was founded for the purpose of replicating Cresud´s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana´s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders´ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

The board of directors of BrasilAgro has nine members of which Cresud S.A.C.I.F. y A., in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission. The amount initially offered amounted to 432 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe). As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of Reais 42.4 million (approximately US$ 20.6 million). In line with such contribution Cresud S.A.C.I.F. y A. has a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

As a contribution for having founded the company, Cresud S.A.C.I.F. y A. received 104,902 purchase options to subscribe additional BrasilAgro shares for 15 years at no cost and at the same price of the original offer of shares that is Reais 1,000 adjusted by the IPCA inflation index. Should such option be exercised, Cresud S.A.C.I.F. y A. will be able to acquire 59,850 additional shares and its holding would then be 14.1% of BrasilAgro diluted capital stock. These options may be exercised as follows: a third part as from the first anniversary of the placement, another third as from the second year and the balance as from the third year.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of December 31, 2006, the Company has not registered any value for the holding of such options.

In order to finance the investment in Brazil, on May 2, 2006, Cresud S.A.C.I.F. y A. obtained a US$ 8 million loan from Credit Suisse, for a 30 months term accruing interest at the three months LIBOR rate plus 375 basic points. This loan had been initially secured by means of a swap operation with Convertible Negotiable Obligations of IRSA in a total amount of US$ 10 million, which were later replaced by 1,834,860 ADRs of IRSA plus an amount in US dollars that fluctuates according to IRSA´s share price. As of September 30, 2006, the amount of US$ 0.3 million had been deposit to such purpose. In addition, to complete its investment, Cresud used short-term loans and own funds (Note 17)

This transaction has a distinctive feature such being the most eloquent expression of our Group returning to the capitals market with the purpose of newly expanding our business and of diversifying our portfolio on an international basis.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

BrasilAgro has acquired two first properties in the first quarter of fiscal year 2007.

The country estate called “Sao Pedro” located in Chapadao do Sul (MS) covering 2,443 hectares was purchased for U$S 4.7 million. This country estate is located 1,000 km far from one of the main ports, and it was acquired at a significant lesser price than the average in the region. The area´s potential production is 1,740 hectares and we believe that the land will be highly appreciated due to the sugar cane installations estimated in the region.

The country estate “Cremaq” is located in Bahia Grande do Riberio (Piaui). This property was acquired for U$S 19.7 million and it covers 23,375 hectares, 3,000 of which are already in production and 16,000 hectares have been cleared. The estimated production area will probably cover 23,000 hectares. “Cremaq” is close to the Itaqui port and to the Norte-Sul railway. Both the weather and the landscape are highly attractive for sowing, especially soy, corn and cotton. This land was also acquired at a lesser price than the average of the area and it has a high appreciation potential.

The country estate “Engenho” is located in Maracaju, state of Mato Grosso do Sul. This property was acquired for US$ 4,7 million and it covers 2,022 hectareas. Actually this property has been leasing and generate for the company equivalent amount of 7,5 or 8 year´s tons of sugar cane for hectares. The Company is planning to develop the production of sugar cane, once the current leasing contracts are expired.

NOTE 13: STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) during a 30-day period covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps. 1 (one peso) par value, plus interest accrued as from actual exercise at a six-month LIBOR rate per annum.

In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers. The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps. 1 par value each were issued under the preferred offering of treasury stock.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13: (Continued)

In April and June 2002, an aggregate of 480,000 shares of Ps. 1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2003, an aggregate of 3,559,853 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2004, an aggregate of 332,437 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2005, an aggregate of 240,000 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock. As of that date, there was no pending exercise balance.

NOTE 14: ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or

b)	The issuance of convertible bonds into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency, The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution No. 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14: (Continued)

b)	For each of Cresud’s convertible bond the holder has the right to convert it to US$ 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

During the fiscal year ended on June 30, 2003, 196,084 convertible bonds were converted into 386,140 ordinary shares, which resulted in a Ps. 593,038 increase in the Company’s net shareholders’ equity.

During the fiscal year ended on June 30, 2004, 6,670,763 convertible bonds were converted into 13,136,577 ordinary shares, which resulted in a Ps. 19,364,974 increase in the Company’s net shareholders’ equity. During the same period, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps. 23,068,638.

During the fiscal year ended on June 30, 2005, 3,005,609 convertible bonds were converted into 5,918,871 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps. 8,857,011. In the same period, 3,093,975 warrants were exercised, resulting in the issuance of 6,092,889 common shares for Ps. 10,919,379.

During the fiscal year ended on June 30, 2006, 14,803,084 convertible bonds were converted into 29,151,389 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps. 45,108,945. In the same period, 14,557,910 warrants were exercised, resulting in the issuance of 28,668,581 common shares for Ps. 53,587,195.

During the current fiscal year 5,224,735 Convertible Bonds were converted into 10,288,957 ordinary shares, which resulted in a Ps. 15,989,348 increase in the Company’s net shareholders’ equity. During the same period 2,274,397 warrants were exercised, resulting in the issuance of 4,478,919 ordinary shares for Ps. 8,358,757.

NOTE 15: PURCHASE AND SALE OF CONVERTIBLE BONDS

During November and December 2002, 49,692,668 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 per share (US$ 6.6856 GDS)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15: (Continued)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses.

The conversion price of the convertible bonds went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002. Convertible bonds and options are due on November 14, 2007.

During the months of July and November 2003 the Company purchased 250,500 Notes, and in May 2004 converted 5,000,000 Convertible Bonds into 9,174,312 common shares.

During the fiscal year ended on June 30, 2004, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 62.8 million originating the issuance of 27,616,878 ordinary shares with a face value of Ps. 1 each. Consequently, the Company holding as of June 30, 2004 amounts to 44,943,168 Convertible Bonds.

In July 2004 the Company purchased 350,000 Convertible Bonds issued by IRSA Inversiones y Representaciones Sociedad Anónima for US$ 511,115.

In March 2005 the Company sold 8,754,271 Convertible Bonds of IRSA Inversiones y Representaciones Sociedad Anónima for a total amount of Ps. 32,499,426. This sale resulted in a profit of Ps. 68,754,172.

During the fiscal year ended on June 30, 2005, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 171.5 million originating the issuance of 99,289,144 ordinary shares with a face value of Ps. 1 each. On the other hand, the Company exercised warrants for a total of Ps. 17.7 million, resulting in the issuance of 9,174,311 common shares of Ps. 1 par value each.

During this fiscal year, third party holders of IRSA’s Convertible Bonds exercised their conversion and warrants rights for a total of Ps. 72.5 million, resulting in the issuance of 39,726,997 common shares of Ps. 1 par value each.

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 12.2 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders’ Equity (see Note 2.p).

During the fiscal year ended on June 30, 2006, the Company converted 20,958,011 Convertible Negotiable Obligations into 38,455,065 common shares, still remaining a stock of Negotiable Obligations convertible into common shares of IRSA as of closing for US$ 12,000,000.

Likewise, during the current period the Company has not converted any of the Convertible Negotiable Obligations to common shares and as of the end of the period still remain US$ 12,000,000 of IRSA Negotiable Obligations convertible and a stock of 32,958,011 warrants.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 16: INVESTMENT OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA IN BANCO HIPOTECARIO S.A. (BHSA) AS OF JUNE 30, 2006

With respect to the IRSA investment in the related company BHSA of $ 152,772,000 as of June 30, 2006 with a holding of 11.76%, were report the following:

On August 9, 2005, IRSA sold 2,305,122 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (which was a subsidiary in which IRSA has an interest of 100%) at a price per share of US$ 4.57 (market value), in a total amount of US$ 10,540,000 (equivalent to Ps. 30,281,000). For this transaction IRSA recorded a gain of Ps. 1,845,000.

As of December 31, 2005 the Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of year-end, the total shareholding in Banco Hipotecario is 10,141,015.

COMPENSATIONS BY THE NATIONAL GOVERNMENT TO FINANCIAL ENTITIES AS A RESULT OF THE ASYMMETRIC “PESIFICATION”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 of Decree 905 - Compensation to Financial Entities, as follows:

-	National Government Compensation Bond - US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at $ 1.00 for the rate of exchange difference of $ 0.40, translated at $ 1.40 per US$ dollar: US$ 360,811.

-	National Government Compensation Bond coverage - US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012 respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005, the coverage BODEN 2012 subscription process commenced. As of September 30, 2006 the subscription of BODEN 2012 amounted to US$ 773,531.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 16: (Continued)

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to $ 3,515,250. On the other hand, liabilities to the Argentine Central Bank recorded as of September 30, 2006 amount to $ 166,931 being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to $ 3,348,319 and $ 2,584,169 as of September 30, 2006 and September 30, 2005, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the Public Sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%.

The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities.

To such extent and considering that assets to the Public Sector exceed the mentioned limit (representing 39% and 49%, approximately, of Assets as of September 30, 2006 and 2005, respectively), as of January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

NOTE 17: FINANCIAL LOANS

In line with the outstanding investment opportunities that became definite during the last year, such as our participation in BrasilAgro, and the acquisition of land and the develop investments in Norwest zone during the current year. The company contracted debt in higher levels than those incurred in previous years. As of December 31, 2006 our debt, without considering our convertible negotiable obligations, amounts to Ps. 102.4 million.

On analyzing the breakdown of such debt, we note the Credit Suisse loan to finance our investment in BrasilAgro for Ps. 24.5 million (Note 12b) and Ps. 17.4 million to finance our crop production, the remaining balance, Ps. 59.8 million, are concentrated in the short-term.

Our aim for next year will be to adjust these maturities so as to generate cash in the Company, without putting aside a reduction of debt in line with future cash income arising from the regular business trend, the sale of assets or due to exercising options adhered to our convertible negotiable obligations.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 17: (Continued)

The chart that follows discloses our Company debt as of December 31, 2006:

Bank	Currency	Total (Millions)	Term
Short-term	Ps.	59.8	Up to 270 days
Crop production financing	Ps.	17.4	Up to 203 days
Long-term	Ps.	24.5	2.5 years

NOTE 18: IGSA’S TAX DEFERRAL

On December 19, 1996, under Decree 1968/96 the province of Catamarca approved the investment project submitted by Inversiones Ganaderas S.A., and conferred to it the benefits of Law 22,021 as amended by Law No. 22,702 subject to the conditions and scope detailed in the referred Decree.

The project is oriented towards the livestock business, and requires a total minimum investment of Ps. 1,600,002 to be made over a three year term. The investor is given the choice of deferring the payment of the amounts payable as income tax and value added tax. The amount of the deferred tax will be equal to 75% the direct capital contribution, i.e Ps. 1,200,000. Deferred amounts do not accrue interest and are repayable in five consecutive annual payments as from the sixth fiscal year following the start-up date of the project that enjoys the benefit.

On October 15, 2002, Cresud S.A. deferred the balance assessed in the value added tax return for fiscal period 9/2002 for the sum of Ps. 540,000.

On December 30, 2003, given the significant benefit granted under Decree 384/2003 to those taxpayers who early repay deferred tax liabilities, Cresud S.A. repaid the deferred amount, for the sum of Ps. 249,317. To date it has still not made use of the remaining sums available under the project.

NOTE 19: RESTRICTED ASSETS

As of December 31, 2006, the amount of 1,834,860 ADR´s of IRSA Inversiones y Representaciones S.A. are included in Non-Current Investments and Non-Current Loans which availability is restricted as a result of the loan contracted for financing the Brazil investment as mentioned in Note 12.b) to these financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 20: ORDINARY AND EXTRAORDINARY MEETING OF SHAREHOLDERS

During the Company’s Ordinary and Extraordinary Meeting of Shareholders held on October 31, 2006 the following issues, among other, referred to the agenda were approved by the majority stockholders:

•	The Annual Report and the financial statements as of June 30, 2006.

•	The appropriation of a cash dividend for up to Ps. 5,500,000 minus the amount equivalent to 5% for Legal Reserve.

•

The creation of a global program for issuing simple negotiable bonds, non-convertible into shares, with or without guarantee or guaranteed by third parties, in a maximum outstanding amount at any time of up to US$ 50,000,000 (US dollars fifty million) or its equivalent in other currencies, in conformity with the dispositions of the negotiable bonds law number 23,567 and addenda.

•	The establishment of a Reserve for New Projects arising from retained earnings as of 2006 closing net of appropriations for legal reserve and dividends in cash.

NOTE 21: CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

Funds collected from participants’ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants. The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Plan benefits (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 21: (Continued)

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

NOTE 22: SUBSEQUENT EVENTS

New shareholders in Cactus Argentina S.A.

On January 10, 2007 Tyson Foods Inc. became shareholder of Cactus Argentina S.A. by subscribing the stock subscription agreement and the stockholders agreement.

Cactus issued 9,397,213 shares with 7,296,954 premium, 100% subscribed by Tyson via the payment of Ps. 16,694,167.

Consequently, the Company’s capital share is as follows:

Cactus Feeders Inc.	24%
Cresud SACIF y A	24%
Tyson Foods Inc. (through Provemex Holdings LLC)	52%

The Company, in association with Tyson Foods Inc. and Cactus Feeders Inc., has started an undertaking in Argentina that will be the first vertically integrated cattle project in the country.

This undertaking will produce beef cuts for the Argentine consumer and for the European and other international markets as well.

Acquisition of Exportaciones Agroindustriales Argentinas S.A. shares

On January 11, 2007 the Company acquired 100% of the shareholding of Exportaciones Agroindustriales Argentinas S.A. (EAASA) through a share purchase agreement. The amount paid was Ps. 16,839,993.

EAASA owns a cold-storage plant in Santa Rosa, Province of La Pampa with monthly slaughtering and processing capacity of 9,500 cattle heads. Cactus Argentina S.A. plans to expand such capacity to 15,000 cattle heads per month.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

For the six-month periods ended December 31, 2006 and 2005 and year ended June 30, 2006

(Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the period/year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period/year Pesos	Depreciation					Net carrying Value at December 31 2006 Pesos	Net carrying Value at June 30, 2006 Pesos	Net carrying Value at December 31 2005 Pesos
					Rate %	Accumulated at the beginning of the period/year Pesos	Decrease of the Period/year Pesos	Current period Pesos	Accumulated at the end of the period/year Pesos
Real estate	151,024,186	—	—	151,024,186	—	—	—	—	—	151,024,186	151,024,186	141,260,466
Wire fences	3,687,149	—	—	3,687,149	3	748,749	—	56,631	805,380	2,881,769	2,938,400	2,869,389
Watering troughs	3,353,328	—	—	3,353,328	5	997,004	—	77,587	1,074,591	2,278,737	2,356,324	1,916,999
Alfalfa fields and meadows	2,814,822	—	—	2,814,822	12-25-50	1,071,596	—	226,664	1,298,260	1,516,562	1,743,226	1,693,543
Buildings and constructions	29,376,727	124,011	—	29,500,738	2	2,545,563	—	289,185	2,834,748	26,665,990	26,831,164	26,962,992
Machinery	10,402,597	490,418	—	10,893,015	10	6,903,504	—	358,238	7,261,742	3,631,273	3,499,093	3,498,971
Vehicles	2,179,159	46,620	97,728	2,128,051	20	1,130,562	97,728	156,875	1,189,709	938,342	1,048,597	584,775
Tools	196,306	8,736	—	205,042	10	150,643	—	4,769	155,412	49,630	45,663	48,054
Furniture and equipment	1,128,401	16,897	2,632	1,142,666	10	788,828	1,913	41,707	828,622	314,044	339,573	368,951
Corral and leading lanes	820,223	38,998	—	859,221	3	131,905	—	12,517	144,422	714,799	688,318	533,509
Roads	2,073,669	1,500	—	2,075,169	10	806,116	—	81,539	887,655	1,187,514	1,267,553	345,177
Facilities	12,476,589	49,562	—	12,526,151	10-20-33	5,731,047	—	479,715	6,210,762	6,315,389	6,745,542	6,427,038
Computer equipment	1,159,824	220,944	—	1,380,768	20	810,047	—	89,177	899,224	481,544	349,777	286,604
Silo plants	1,096,519	—	—	1,096,519	5	406,464	—	28,201	434,665	661,854	690,055	719,899
Constructions in progress	8,299,815	6,931,405	37,282	15,193,938	—	—	—	—	—	15,193,938	8,299,815	14,599,121
Advances to suppliers	204,572	216,993	—	421,565	—	—	—	—	—	421,565	204,572	456,393

Total at December 31, 2006	230,293,886	8,146,084	137,642	238,302,328		22,222,028	99,641	1,902,805	24,025,192	214,277,136

Total at June 30, 2006	177,353,527	75,633,293	22,692,934	230,293,886		19,271,508	1,608,274	4,558,794	22,222,028		208,071,858

Total at December 31, 2005	177,353,527	52,658,550	7,656,467	222,355,610		19,271,508	1,494,909	2,007,130	19,783,729			202,571,881

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

For the six-month periods ended December 31, 2006 and 2005 and year ended June 30, 2006

(Notes 1, 2 and 3)

Schedule B

Principal Account	Value at the beginning of the year Pesos	Additions Of the Year Pesos	Value at the end of the year Pesos	Depreciation				Net carrying value as of December 31, 2006 Pesos	Net carrying value as of June 30, 2006 Pesos	Net carrying value as of December 31, 2005 Pesos
				Accumulated at the beginning of the year Pesos	Of the Year		Accumulated at the end of the year Pesos
					Rate %	Current year Pesos
Concessions rights	21,910,761		21,910,761	—		—	—	21,910,761	21,910,761	—
Total as of December 31, 2006	21,910,761	—	21,910,761	—		—	—	21,910,761	—	—
Total as of June 30, 2006	—	21,910,761	21,910,761	—		—	—	—	21,910,761	—
Total as of December 31, 2005	—	—	—	—		—	—	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Investments

For the six-month periods ended December 31, 2006 and 2005 and year ended June 30, 2006

(Notes 1 and 2)

Schedule C

						INFORMATION ON THE ISSUER
Securities	Amount	Value at December 31, 2006 Pesos	Value at June 30, 2006 Pesos	Value at December 31, 2005 Pesos	Market value Pesos	Principal activity	Latest financial statements
							Capital Pesos	Income (loss) for the fiscal period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund	1,136,014	3,433,034	54,906	91,897	3.022000

		3,433,034	54,906	91,897

Notes and Convertible Bonds
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Represen- taciones S.A. Convertible Notes 2007	12,000,00	36,743,999	—	—
Interest of Convertible Bonds 2007 -IRSA (US$)		375,605	386,779	999,287
Bonos Global 2010	110,000	106,208	92,510	92,549	0.965500
Bocon Pro 1	157,647	630	630	630	0.003996
Nobacs		—	3,030,000	2,947,500
Raymond James – Interest of Bonds		—	—	11,046
Mortgage Bonds	1,042,807	1,017,780	1,334,180	1,477,925	0.976000

		38,244,222	4,844,099	5,528,937

Total current investments		41,677,256	4,899,005	5,620,834

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.					Unlisted	Agricultural livestock	2,500,000	1,236,338	11,450,689
Shares	893,069	4,090,502	5,465,153	4,597,887
Contribution on account of future subscriptions of shares		—	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		15,269,652	16,652,168	15,784,902

INVERSIONES GANADERAS S.A.					Unlisted	Rising and grazing cattle	11,668,570	(467,581)	10,201,841
Shares	11,668,569	10,201,818	10,669,399	10,309,256
Contribution on account of future subscriptions of shares		—	—	729,586

		10,201,818	10,669,399	11,038,842

CACTUS ARGENTINA S.A.					Unlisted	Exploitation and administration of	8,674,350	169,357	9,032,657
Shares	4,337,175	4,516,329	4,431,650	4,381,505		Agriculture and beef cattle
Contribution on account of future subscriptions of shares		—	—	—		products

		4,516,329	4,431,650	4,381,505

FUTUROS Y OPCIONES.COM S.A.					Unlisted	Gives information about markets	860,937	55,192	1,921,352
Shares	686,656	1,344,946	886,312	467,645		And services of economics and
Contribution on account of future subscriptions of shares		—	420,000	—		Financial consulting through Internet

		1,344,946	1,306,312	467,645

AGROPECUARIA CERVERA S.A.					Unlisted	Agricultural and forestal	1,334,748	(321,578)	5,112,654
Shares	1,201,273	4,601,388	3,725,535	3,951,775
Contribution on account of future subscriptions of shares		—	1,165,273	1,069,470

		4,601,388	4,890,808	5,021,245

IRSA Inversiones y Representaciones S.A.					Unlisted	Real Estate	448,742,660	66,199,687	1,576,577,325
Shares (Note 14)	116,305,767	408,619,576	396,839,494	274,968,300

		408,619,576	396,839,494	274,968,300

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas						Agricultural and Real Estate	875,381,000	33,436,000	821,185,000
Shares	42,705	60,028,625	54,879,607	—

		60,028,625	54,879,607	—

	Sub-Total	504,582,334	489,669,438	311,662,439

Other Investments
Convertible Bonds 2007 - IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		—	37,031,999	99,928,688
BrasilAgro – Companhia Brasileira de Propiedades Agrícolas (Pendig Registration)		—	—	570,932
Coprolán		20,717	20,717	20,717	Unlisted

	Subtotal	20,717	37,052,716	100,520,337

Goodwill
IRSA negative goodwill		(72,145,013)	(76,825,838)	(28,613,032)
Agropecuaria Cervera S.A.		—	—	21,938,655

	Subtotal	(72,145,013)	(76,825,838)	(6,674,377)

Total non-current investments		432,458,038	449,896,316	405,508,399

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

For the six-month periods ended December 31, 2006 and 2005 and the year ended June 30, 2006

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of the period/year Pesos	Increases (1) Pesos	Decreases Pesos	Applications Pesos	Value at December 31, 2006 Pesos	Value at June 30, 2006 Pesos	Value at December 31, 2005 Pesos
Deducted from assets
Allowance for doubtful accounts	374,830	—	—	(2,471)	372,359	374,830	356,214
Included in liabilities
For pending lawsuits	69,343	—	(24,127)	—	45,216	69,343	66,002

Total at December 31, 2006	444,173	—	(24,127)	(2,471)	417,575	—	—

Total at June 30, 2006	422,085	22,088	—	—	—	444,173	—

Total at December 31, 2005	422,085	131	—	—	—	—	422,216

(1)	Increases are shown in financial results within the Statement of Income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

For the six-month periods ended December 31, 2006 and 2005

(Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	December 31, 2006 Pesos	December 31, 2005 Pesos	December 31, 2006 Pesos	December 31, 2005 Pesos	December 31, 2006 Pesos	December 31, 2005 Pesos	December 31, 2006 Pesos	December 31, 2005 Pesos	December 31, 2006 Pesos		December 31, 2005 Pesos
Inventories at the beginn- ing of the period
Beef cattle	—	—	59,445,800	55,019,469	—	—	—	—	59,445,800	—	55,019,469	—
Crops	10,550,495	24,930,778	—	—	—	—	—	—	10,550,495	—	24,930,778	—
Seeds and fodder	478,313	128,575	—	—	—	—	—	—	478,313	—	128,575	—
Materials and others	—	—	—	—	—	—	127,024	190,843	127,024	—	190,843	—

	11,028,808	25,059,353	59,445,800	55,019,469	—	—	127,024	190,843	—	70,601,632	—	80,269,665
Holding gain - Cattle	—	—	1,396,642	1,830,336	—	—	—	—	—	1,396,642	—	1,830,336
Holding gain - Crops	1,744,377	2,028,381	—	—	—	—	—	—		1,744,377	—	2,028,381
Production	6,586,411	4,316,285	10,063,537	9,857,796	4,603,474	4,277,258	—	—	—	21,253,422	—	18,451,339
Gain (loss) on commodities market	1,421,354	277,608	—	—	—	—	—	—	—	1,421,354	—	277,608
Transfer of inventories to expenses	—	—	—	—	—	—	—	—	—	—	—	—
Transfer of inventories to fixed assets			—	—	—	—	—	(202,737)	—	—	—	(202,737)
Transfer of unhar- vested crops to expenses	(1,977,604)	(2,403,431)	(33,701)	(320)	—	—	(508,616)	(235,472)	—	(2,519,921)	—	(2,639,223)
Recovery of inventories	—	—	—	220,499	—	—	—	—	—	—	—	220,499
Purchases	1,111,511	1,673,735	2,497,435	4,580,203	—	—	1,009,558	608,320	—	4,618,504	—	6,862,258
Operating expenses (Schedule H)	—	—	—	—	—	—	2,268	13,251	—	2,268		13,251
Less:
Inventories at the end of the period
Beef cattle	—	—	(62,214,285)	(57,383,708)	—	—	—	—	(62,214,285)	—	(57,383,708)	—
Crops	(4,554,722)	(5,508,135)	—	—	—	—	—	—	(4,554,722)	—	(5,508,135)
Seeds and fodder	(177,457)	(14,250)	—	—	—	—	—	—	(117,457)		(14,250)
Materials and others	—	—	—	—	—	—	(620,126)	(237,986)	(620,126)	(67,566,590)	(237,986)	(63,144,079)

Cost of Sales	15,182,678	25,429,546	11,155,428	14,124,275	4,603,474	4,277,258	10,108	136,219		30,951,688		43,967,298

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of production

For the six-month periods ended December 31, 2006 and 2005

(Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	December 31 2006 Pesos	December 31 2005 Pesos	December 31 2006 Pesos	December 31 2005 Pesos	December 31 2006 Pesos	December 31 2005 Pesos	December 31, 2006 Pesos		December 31, 2005 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	—	—	9,389,631	6,823,744	9,389,631		6,823,744
Unharvested crops	1,662,592	826,336	—	—	—	—	1,662,592		826,336
Seeds and fodder	—	—	168,766	172,941	123,568	17,653	292,334		190,594
Materials and others	4,142,815	3,768,385	—	—	119,865	65,430	4,262,680		3,833,815

	5,805,407	4,594,721	168,766	172,941	9,633,064	6,906,827	—	15,607,237		11,674,489
Holding gain- Cattle	—	—	—	—	(9,923)	375,843	—	(9,923)		375,843
Holding gain - Crops	1,060,860	—	574,843	—	—	—	—	1,635,703	—	—
Production	—	—	—	—	875,249	—	—	875,249	—	—
Transfer of inventories to fixed assets	—	—	—	—	—	—	—	—	—	—
Transfer of unharvested crops to expenses	(11,286,408)	(9,123,759)	(410,422)	(152,383)	(580,245)	(739,371)	—	(12,277,075)	—	(10,015,513)
Recovery of inventories	—	—	—	—	—	(220,499)	—	—	—	(220,499)
Purchases	34,375,185	27,829,453	609,183	—	1,773,495	2,902,783	—	36,757,863	—	30,732,236
Operating expenses (Schedule H)	9,664,095	5,063,443	7,549,221	7,046,909	2,502,669	2,448,164	—	19,715,985	—	14,558,516
Less:
Inventories at the end of the period
Beef cattle	—	—	—	—	(10,149,663)	(9,199,607)	(10,149,663)		(9,119,607)
Unharvested crops	(24,464,198)	(20,571,503)	—	—	—	—	(24,464,198)		(20,571,503)
Seeds and fodder	—	—	(895,926)	(115,460)	(262,051)	(121,948)	(1,157,977)		(237,408)
Materials and others	(7,122,966)	(3,454,188)	(572,903)	—	(244,625)	(131,464)	(7,940,494)	(43,712,332)	(3,585,652)	(33,514,170)

Cost of Production	8,031,975	4,338,167	7,022,762	6,952,007	3,537,970	2,300,728		18,592,707		13,590,902

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

For the six-month periods ended December 31, 2006 and 2005 and the year ended June 30, 2006

(Notes 1 and 2)

Schedule G

	December 31, 2006				June 30, 2006			December 31, 2005
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in dollars	US$	2,723,855	3.022	8,231,490	US$	7,821,715	23,824,945	US$	86,148	257,755
Cash and banks in brazilian reais	Rs	109	1.343	146	Rs	1,489	1,919	Rs	857	1,178
Investments:
Mutual funds	US$	1,136,014	3.022	3,433,034	US$	18,026	54,906	US$	30,714	91,897
Interest from IRSA Convertible Notes 2007		122,667	3,062	375,605
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	12,000,000	3.062	36,743,999	US$	125,333	386,779	US$	329,580	999,287
Trade accounts receivable:
Trade accounts receivable	US$	268,364	3.022	810,997	US$	1,041	3,170	US$	931,033	2,785,651
Other receivables:
Secured by mortgages	US$	976,184	3.022	2,950,028	US$	1,148,224	3,497,490	US$	1,563,797	4,678,880
Guarantee deposits	US$	1,055,350	3.022	3,189,269	US$	471,102	1,434,978	US$	389,624	1,165,756
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Argentina S.A	US$	3,549	3.022	10,726	US$	4,140	12,775		—	—
IRSA Inversiones y Representaciones S.A.	US$	34,670	3,062	106,159	US$	—	—		—	—
Others	US$	20,000	3.062	61,240	US$	20,698	63,875		—	—
Non-Current Assets
Other receivables
Secured by mortgages	US$	1,999,992	3.022	6,043,975	US$	2,713,488	8,265,284	US$	2,853,984	8,539,119
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Alto Palermo S.A	US$	124,787	3.062	382,099	US$	189,470	584,704		—	—
IRSA Inversiones y Representaciones S.A.	US$	29,336	3.062	89,827	US$	48,721	150,353		—	—
Others	US$	17,514	3.062	53,628	US$	27,067	83,529		—	—
Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	—	3.062	—	US$	12,000,000	37,031,999	US$	32,958,011	99,928,688

US$	US$	20,512,282		62,482,076	US$	24,589,025	75,394,787	US$	39,142,891	118,447,033

Rs	Rs	109		146	Rs	1,489	1,919		857	1,178

Total Assets				62,482,222			75,396,706			118,448,211

US$: US dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

For the six-month periods ended December 31, 2006 and 2005 and the year ended June 30, 2006

(Notes 1 and 2)	Schedule G (Cont)

	December 31, 2006				June 30, 2006			December 31, 2005
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	4,562,354	3.062	13,969,927	US$	3,536,482	10,913,582	US$	4,015,661	12,175,485
Interest to be accrued	US$	—	3.062	—	US$	(36,573)	(112,863)	US$	(138,319)	(419,384)
Accrual for other expenses	US$	382,124	3.062	1,170,064	US$	862,487	2,661,634	US$	1,230,438	3,730,689
Loans:
Local banks	US$	4,477,031	3.062	13,708,670	US$	4,399,210	13,575,961	US$
Interest of Convertible Bonds 2007	US$	82,318	3.062	252,058	US$	107,641	332,179	US$	199,391	604,553
Convertible Bonds 2007	US$	8,052,869	3.062	24,657,885
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	12,136,058	3.062	37,160,610	US$	156,508	482,985	US$	178,589	541,481
Directors	US$	33,944	3.062	103,935	US$	351	1,083	US$	343	1,041
Other debts:
Security transactions payable	US$	—		—	US$	—	—	US$	—	—
Advances to customers	US$	—		—	US$	—	—	US$	—	—
Non-current liabilities
Trade accounts payable
Accrual for other expenses	US$	175,140	3,062	536,279	US$	270,671	835,292	US$	—	—
Loans:
Foreign Banks	US$	8,000,000	3.062	24,496,800	US$	6,600,000	20,367,600	US$	—	—
Convertible Bonds 2007	US$	—	3.062	—	US$	10,306,022	31,804,384	US$	19,505,607	59,141,000
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	—	3.062	—	US$	14,984,838	46,243,210	US$	17,470,641	52,970,984
Directors	US$	—	3.062	—	US$	33,600	103,690	US$	33,600	101,875

Total Liabilities	US$	37.901.838		116.055.428	US$	41,221,237	127,208,737	US$	42,495,951	128,847,724

US$: US dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

For the six-month periods ended December 31, 2006 and 2005

(Notes 1 and 2)	Schedule H

	Total December 31, 2006	Operating Expenses					Expenses		Total December 31, 2005 Pesos
Items		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	127,972	—	—	—	—	—	—	127,972	123,404
Fees and payments for services	2,406,940	260,806	24,598	147,768	88,440	—		2,146,134	1,129,971
Salaries and wages	5,122,452	2,322,873	1,048,067	998,642	276,164	—	—	2,799,579	3,377,284
Social security taxes	1,178,722	530,336	309,560	196,098	24,678	—	—	648,386	592,103
Taxes, rates and contributions	510,989	333,561	256,732	57,723	19,106	—	—	177,428	221,016
Gross sales taxes	332,933	—	—	—	—	—	332,933	—	429,076
Office and administrative expenses	1,807,508	—	—	—	—	—	—	1,807,508	251,229
Bank commissions and expenses	9,136	9,136	3,951	4,667	518	—	—	—	4,942
Depreciation of fixed assets	1,902,805	1,736,894	997,059	525,987	213,848	—	—	165,911	2,007,130
Vehicle and traveling expenses	206,229	103,408	46,223	51,413	5,772	—	—	102,821	321,278
Spare parts and repairs	1,071,636	1,068,635	659,654	322,186	86,795	—	—	3,001	596,878
Insurance	261,630	215,267	161,904	46,918	4,247	2,198	—	46,363	125,247
Benefits to Employees	361,437	207,713	63,220	119,747	24,746	—	—	153,724	219,041
Livestock expenses (1)	5,469,297	4,997,044	—	4,997,044	—	—	472,253	—	5,436,057
Dairy farm expenses (2)	1,757,710	1,746,983	—	—	1,746,983	—	10,727	—	1,594,134
Agricultural expenses (3)	7,349.935	5,873,131	5,873,131	—	—	—	1,476,804	—	6,629,645
Silo expenses	30,496	30,496	30,496	—	—	—	—	—	13,052
General expenses	287,682	281,970	189,500	81,028	11,372	70	—	5,712	254,164

Total at December 31, 2006	30,195,509	19,718,253	9,664,095	7,549,221	2,502,669	2,268	2,292,717	8,184,539	—

Total at December 31, 2005		14,571,767	5,063,443	7,046,909	2,448,164	13,251	4,786,908	3,966,976	23.325,651

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables and prepaid expenses without a due date at December 31, 2006

		Law No. 19,550 Section 33
		AGRO URANGA	FYO	CACTUS	IGSA	IRSA	BRASILAGRO	ACER
	Other Receivables Pesos	Others Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
Current	176,784	1,052,378	23,603	—	—	106,159	593,313	—
Non-current	32,668,379	—	—	10,726	1,359,299	89,827	—	9,179,635

b.	Trade Accounts Receivable and other receivables to fall due at December 31, 2006

	Trade Accounts Receivables $	Law No. 19,550 Section 33				Other Receivables $	Law No. 19,550 Section 33
		FYO	IGSA	CACTUS	ACER		IRSA	CACTUS	ACER
		Trade Accounts Receivable $	Trade Accounts Receivable $	Trade Accounts Receivable $	Trade Accounts Receivable $		Other Receivable $	Other Receivable $	Other Receivable $
03/31/07	8,898,681	427,667	153,202	65,288	57,201	8,352,112	—	—	—
06/30/07	—	—	—	—	—	335,857	—	—	—
09/30/07	—	—	—	—	—	2,777,972	—	—	—
12/31/07	—	—	—	—	—	335,848	—	—	—
03/31/08	—	—	—	—	—	424,579	—	—	—
06/30/08	—	—	—	—	—	—	—	—	—
09/30/08	—	—	—	—	—	2,156,185	—	—	—
12/31/08	—	—	—	—	—	—	—	—	—
09/30/09	—	—	—	—	—	1,731,606	—	—	—
09/30/10	—	—	—	—	—	1,731,606	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at December 31, 2006.

b.	Debts without a due date at December 31, 2006.

	Trade Payables Pesos	Loans Pesos	Taxes Payable Pesos	Allowances Pesos
Current	—	59,833,928	—	—
Non-current	536,279	—	39,831,402	45,216

c.	Debts to fall due at December 31, 2006.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos
		IGSA	CACTUS
		Trade Accounts Payable Pesos	Trade Accounts Payable Pesos
03/31/07	33,284,420	—	—	13,708,670	1,002,881	3,262,541	3,089,267
06/30/07	—	—	—	629,130	—	—	—
09/30/07	—	—	—	4,312,710	563,257	—	—
12/31/07	—	—	—	61,333,223	—	—	—
12/31/08	—	—	—	24,496,000	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33				Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	IGSA	CACTUS	ACER		IRSA	ACER	AGRO URANGA	IGSA	FYO	Cactus
		Trade accounts receivable Pesos	Trade accounts receivable Pesos	Trade accounts receivable Pesos	Trade accounts receivable Pesos		Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos
In Pesos	8,087,684	427,667	153,202	65,288	57,201	38,497,833	106,159	9,179,635	1,052,378	1,359,299	23,603	—
In Dollars	810,997	—	—	—	—	12,680,239	195,986	—	—	—	—	10,726

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

b.	All accounts receivable and other receivables and prepaid expenses are not subject to adjustment provisions.

c.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33				Other Receivables	Law No. 19,550 Section 33
		IGSA	FYO	Cactus	ACER		IGSA	FYO	ACER	Agro Uranga	IRSA	Cactus
		Trade Accounts Receivable					Other Receivables
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	—	8,829,786	1,263,925	—	9,037,416	—	—	—
Outstanding balances not accruing interests	8,898,681	153,202	427,667	65,288	57,201	42,454,445	95,374	23,603	142,219	1,052,378	195,986	10,726

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social security Payables Pesos	Taxes Payables Pesos	Other debts Pesos	Provisions Pesos
		Agro Uranga	Cactus
		Trade Accounts Payables Pesos	Trade Accounts Payables Pesos
In Pesos	18,004,657	—	—	63,934,503	1,566,138	43,093,943	3,089,267	45,216
In Dollars	15,676,270	—	—	100,379,158	—	—	—	—

b.	All debts outstanding are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

c.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos	Provisions Pesos
		IRSA	Cactus
		Trade Accounts Payable	Trade Accounts Payable
		Pesos	Pesos
Outstanding debts accruing Interests	4,439,062	—	—	163,684,531	—	—	—	—
Outstanding debts not accruing interests	29,241,865	139,772	—	629,130	1,566,138	43,093,943	3,089,267	45,216

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of December 31, 2006 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of December 31, 2006 there were advance payments to directors for Ps. 90,000, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in (Mercado de Hacienda de Liniers).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	67,269,720	31,754,705
Vehicles	Theft, fire and civil and third parties liability	2,188,386	938,342

16.	CONTINGENCIES

At December 31, 2006 there are no contingent situations that have not been accounted for.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 19 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Buenos Aires, February 12, 2007 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BCBA: CRES), one of the leading agricultural companies in Argentina, announced today its results for the first six-month period of fiscal year 2007, ended December 31, 2006.

The results for the first six-month period of fiscal year 2007 showed a net profit of Ps. 17.0 million compared to the Ps. 23.9 million profit for the same period of the previous fiscal year.

Consolidated net sales for the period showed Ps. 41.4 million, 24.3% lower than consolidated net sales for the same period of the previous year.

The decrease in net results and net sales is basically attributable to a decrease in the tons of crops sold, mainly due to the fact that a significant part of the production was sold during the last weeks of June 2006, leaving a lesser available stock for the current period.

For this same reason, gross profit for the six-month period of fiscal year 2007 was Ps. 5.9 million as compared to Ps. 10.0 million gross profit for the same period of the previous year.

Operating results for the six-month period ended December 31, 2006 showed a Ps. 0.4 million loss, as compared to the Ps. 14.7 million profit for the same period of the previous fiscal year. This difference is mainly attributable to a Ps. 9.9 million profit recorded in the prior fiscal year as a result of the sale of “El Gualicho” farm.

Results from related companies showed a Ps. 23.0 million profit, recording a 200% increase as compared to the same period of fiscal year 2006, mainly due to our interest in IRSA Inversiones y Representaciones S.A. as of December 31, 2006.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Summary of operations

Crops

Crops sales totaled Ps. 13.2 million for this six month period, as compared to Ps. 28.9 million crop sales for the previous period. Crops sales amounted to 31,256 tons at an average price per ton of Ps. 423.5 compared to 86.347 tons sold at an average price of Ps. 335 during the same period of the previous fiscal year. The decrease in tons sold is mainly due to that a significant part of the production was sold in the last weeks of June 2006, leaving a lesser available stock for the current period. However, the average price increase per ton of more than 25% should be highlighted.

At December 31, 2006, 100% of the 7,107 hectares sown with wheat had been harvested. Corn, sunflower and soybean crops have also been showing a satisfactory performance.

Our crop stock, mainly made up by 12,905 tons of wheat and 816 tons of corn, totaled 14,481 tons at the end of the six-month period. The rest pertains to soybean, peas and sorghum.

In the period ended December 31, 2006, the gross results in this segment were a Ps. 3.4 million loss compared to a Ps. 3.5 million profit for the same period of the previous fiscal year. The decrease is basically due to the fact that 90% of our crops have not been harvested yet, and so the results thereof shall be recorded in the next semester.

In the current season, our agricultural activities extend over 48,015 hectares, 25,307 of which were leased from third parties. The total number of hectares devoted to agricultural activities has risen by 10,993 compared to the previous year, mainly as a result of the increase in land leased from third parties.

Beef Cattle

At December 31 2006, the Company had a 95,010-head cattle stock. The total surface area devoted to beef cattle activities was 119,361 hectares.

Livestock sales decreased by 10.8% compared to the previous fiscal year, from Ps. 17.3 million at December 31, 2005 to Ps. 15.4 million at December 31, 2006. During the first six-month period of the current fiscal year, sales totaled 6,696 tons, compared to 7,792 tons sold in the first six-month period of fiscal year 2006, showing a 14% decrease.

Gross profit in the cattle beef segment was Ps. 3.5 million, compared to Ps. 2.6 million for the first six-month period of the previous fiscal year, generating a 35% improvement.

Cattle beef production was 5.200 tons, showing a 14.7% increase as compared to the previous fiscal year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Milk

Milk production increased by 13.1% in the six-month period, from 7.9 million liters at December 31, 2005 to 8.9 million liters at December 31, 2006.

Gross profit as of December 31, 2006 amounted to Ps. 1.9 million, maintaining the same level recorded in the same period of the previous fiscal year.

Although the price per liter of milk kept steady, milk production rose in a greater proportion, so the sales for the six-month period totaled Ps. 4.6 million, showing a 7.6% increase as compared to the same semester of fiscal year 2006.

At present, the Company has two dairy farms: “El Tigre”, equipped with state-of-the-art technology, and “La Juanita”, where the feeding system is mainly pasture-based (implying lower costs).

The Company is making investments in the premises of a second dairy farm at La Juanita; the works are expected to be finished by mid-March 2007. This would be the second dairy farm at La Juanita, with a capacity to milk 1,200 cows per day. Productive capacity of this farm is expected to rise approximately by 24,000 liters per day, thereby generating more than 40,000 liters of milk per day.

Feed Lot

The Company has a 50% equity interest in Cactus Argentina S.A., which in turn operates a 170-hectare Feed Lot in the province of San Luis; during the six-month period ended December 31, 2006, the Feed Lot continued to play a key role in our Company’s cattle beef production, thereby consolidating its growth.

Cactus Argentina S.A.’s gross profit for the six-month period was Ps. 0.9 million, showing a 31% decrease as compared to the same semester of the previous fiscal year. Net result for the same period amounted to Ps. 0.2 million profit, maintaining the same level recorded in the six-month period ended December 31, 2005.

Feed-lot fed animals yield consistently standard-end products, therefore buyers obtain high quality, which facilitates trading activities, increases prices and enhances access to the European market.

Furthermore, the recent association with Tyson foods Inc. constitutes the first Argentine livestock vertically integrated project, which shall produce beef cattle cuts for the Argentine consumer and shall have access to the European market and other international markets.

Purchase and sale of farms

In September 2005, we signed the title deed for the acquisition of “San Pedro”, a 6,022-hectare farm located in the Department of Concepción del Uruguay, province of Entre Ríos. The purchase price was agreed at US$16.0 million, of which US$9.5 million were paid upon execution of the title deed, US$4.0 million were canceled on December 14, 2005, and US$1.05 were cancelled on September 1, 2006. The remaining US$1.4 million matures in September 2007.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Development of marginal lands

We believe that the potential of the segment lies on the development of marginal land, as has been the case in various countries worldwide. With the help of state-of-the-art technology we can obtain yields similar to, and returns better than, those in the core areas.

During the second quarter of fiscal year 2007, development efforts continued at our “Los Pozos” farm located in the province of Salta, where 32,000 hectares have already been prepared for agricultural and/or livestock activities. A further 32,000 hectares continue to be developed.

Furthermore, 5,700 hectares of Cervera Agropecuaria have been prepared for production activities, and a further 30,000 hectares continue to be developed.

At December 31, 2006, Cresud’s land reserves amounted in the aggregate to 250,722 hectares, which had been acquired at very low prices. In our opinion, the development of these areas, accompanied by technological breakthroughs will contribute to appreciate the value of land which will in turn imply significant gains for the Company.

Investments in other companies

Cresud, through its subsidiary Cactus Argentina S.A., together with Tyson Foods, Inc. and Cactus Fedeers Inc, has commenced an entrepreneurship in Argentina that will be the first Argentine livestock vertically integrated project.

Therefore, the capital stock of Cactus Argentina is comprised as follows: Cactus Feeders Inc. 24%; Cresud SACIF y A 24%; and Tyson (through Provemex Holdings LLP) 52%.

This development will produce cattle beef cuts for the Argentine consumer and shall have access to the European market and other international markets.

Cactus and Cresud have successfully operated the feed lot located in Villa Mercedes, San Luis, since 1999. Actually, the feed lot can lodge 25,000 heads, but the capacity shall be enlarged during this new stage. Furthermore, Cactus Argentina has acquired a slaughter house “Exportaciones Agroindustriales Argentina S.A.” located in Santa Rosa, La Pampa. Such plant can process 9,500 heads per month, but can be expanded up to 15,000 head per month with a limited capital investment. The plant is fully licensed to export to the European Union and other international markets.

Cresud’s ability in the agricultural and livestock market, Cactus experience in the feedlot business and Tyson’s success in the production and marketing of beef cattle shall create a new leading company that will produce beef cuts both for the domestic and foreign market.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Expansion to Brazil

On May 2, 2006, BrasilAgro –Compañía Brasileira de Propriedades Agrícolas- shares began to be listed on Novo Mercado de la Bolsa de Valores Brasileña (BOVESPA) under the symbol AGRO3 meeting the highest standards of the Brazilian Government. Shares were paid in and subscribed for an aggregate amount of Reales 42.4 million (approximately US$20.6 million). As from such subscription, Cresud S.A.C.I.F. y A. holds an aggregate number of 42,705 shares, equal to 7.3% of BrasilAgro’s equity. As consideration for founding the company, Cresud S.A.C.I.F y A. received, at no cost, 104,902 purchase options to subscribe additional shares of BrasilAgro during 15 years at the same price offered in the initial offering, i.e. Reales 1,000 adjusted by the IPCA inflation index. In the event of exercise of the option, Cresud S.A.C.I.F. y A. may acquire 59,850 additional shares, increasing to 14.1% its interest in BrasilAgro’s diluted capital. The third part of this option may be exercised upon the second anniversary, and the balance upon the third anniversary.

Furthermore, Cresud received, at no cost, a second series of options for an aggregate of 104,902, which may be exercised at the election of Cresud in the event that a third party makes an offer to acquire the BrasilAgro shares. The exercise price of these options shall be the same price of the acquisition offer mentioned above. The second series of options matures on 2021. As of December 31, 2006, the Company has not recorded any amount in connection with the holding of such options.

BrasilAgro continues to acquire properties. On December 2006, the company added the “Engenho” farm to the ones recently acquired (“Sao Pedro”, located at Chapadao do Sul (MS) with an area of 2,443 hectares and “Cremaq”, located at Bahía Grande do Ribeiro (Piauui) with an area of 32,375 hectares). “Engenho” is located in Maracaju, state of Mato Grosso do Sul and has an area of 2,022 hectares. The real property was acquired for Reales 10.1 million (approximately US$4.7 million1). Currently, the property is operated under a lease agreement by the factory Maracaju which will provide the company with 7.5 or 8 tons of sugar cane per hectare per year. The company expects to develop sugar cane activities upon the termination of the lease agreements.

BrasilAgro will continue to focus its activities on the el agricultural Real Estate and on the development of its four main business lines: sugar cane; crops and cotton; forestry and livestock.

Internet

The Company holds a 70% equity interest in Fyo.com, an Internet site. Fyo.com’s position as leader in the farming sector continues to strengthen on the basis of the broad range of business services offered to the sector and Fyo.com’s role in direct sales of supplies and crop brokerage services.

At present, Futuros y Opciones.com S.A. has a database of 60,000 users and more than 7,000 farmers authorized to carry out business. The strategy implemented consists in focusing on business services to farmers by leveraging on Cresud’s experience and operating capacity in the business, with Fyo.com being the link with customers.

During the period ended December 31, 2006, Futuros y Opciones.com S.A. posted income for Ps. 2 million, 40% higher than the income for the same period of the previous fiscal year. Net results for the period were a Ps. 0.05 million profit, as compared to the Ps. 0.26 million loss for the same period in fiscal year 2006.

[1]	Exchange rate as of 12/29/06: 1US$ - R$ 2.1355

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Principal indicators for the six-month periods ended December 31, 2006 and 2005

	6-month period ended December 31, 2006	6-month period ended December 31, 2005%
Sales (volume)
Wheat (tons)	15,199	6,189	145.6%
Corn (tons)	4,133	49,386	-91.6%
Sunflower (tons)	479	1,810	-73.6%
Soybean (tons)	11,445	25,539	-55.2%
Others (tons)	—	3,423	0.0%

Total crops (tons)	31,256	86,347	-63.8%

Beef cattle (tons)	6,696	7,792	-14.1%
Milk (Thousands of liters)	8,896	7,863	13.1%
Production
Wheat (Tons)	16,902	14,305	18.2%
Corn (Tons)	2,618	2,311	13.3%
Sunflower (Tons)	—	—	0.0%
Soybean (Tons)	—	6	0.0%
Beef cattle (Tons)	5,200	4,532	14.7%
Milk (Thousands of liters)	8,896	7,863	13.1%
Exploited surface (hectares)
Crops
Ownedfarms	22,708	20.018	13.4%
Leasedfarms	25,307	17.004	48.8%
Beef cattle
Ownedfarms	104,933	97.299	7.8%
Leasedfarms	14,428	32.647	-55.8%
Dairy
Ownedfarms	2,376	1.505	57.9%
Land Reserve (hectares)	250,722	258,477	-3.0%
Surface under irrigation
Ownedfarms	3,701	3.750	-1.3%
Leasedfarms	1,002	—	0.0%

Storage capacity (tons)
Ownedplants	10,000	10.000	0.0%
Leasedplants	8,000	—	0.0%

Total head of cattle	95,010	93,242	1.9%
Dairy farm stock (head)	6,615	5,262	25.7%
Milking cows	3,406	3,070	10.9%

Note: This table does neither include Agro-Uranga (35.72% of 8,299 hectares) nor Agropecuaria Cervera S.A. (99.99% of 160,000 hectares. Under concession)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Results from IRSA Inversiones y Representaciones S.A.

The result derived from our equity interest in IRSA Inversiones y Representaciones (NYSE: IRS – BCBA: IRSA) showed a Ps. 66.1 million profit for the semester under consideration, compared to a Ps. 29.0 million profit at December 31, 2005.

IRSA’s results are basically due to the following circumstances: revenues increased by 56.1% from Ps. 256.4 million at December 31, 2005 to Ps. 400.2 million at December 31, 2006, accounted for by the following increases (i) Ps. 61.0 million in the shopping center segment, (ii) Ps. 63.0 million in sales and developments, (iii) Ps. 9.6 million in the hotels segment, (iv) Ps. 9.6 million in offices and other lease properties, and (v) Ps. 0.6 million in financial and other operations.

IRSA is Argentina’s leading real estate company with a fully diversified portfolio of properties. IRSA participates in the following business segments:

•	Office rental with more than 104,257 sqm. for lease of premium offices.

•

Operation of Shopping Centers through its 61.7% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interests in 10 shopping centers with 213,470 sqm. of Gross Leasable Area.

•	Holding and operation of luxury hotels through its equity interest in 3 five-star hotels.

Besides, IRSA owns residential properties for sale and land reserves for current and future developments with a book value of Ps. 419.3 million.

Additionally, IRSA has an 11.76% ownership interest in Banco Hipotecario, the leading Argentine mortgage bank which net worth amounts to Ps. 2,379.7 million. This amount has been calculated in accordance with the regulations of the Argentine Central Bank on the basis of temporary amounts, as at the time of issuance of IRSA’s financial statements at December 31, 2006, Banco Hipotecario S.A. had not yet completed the issuance and approval of its financial statements.

IRSA’s total consolidated assets amount to Ps. 3,099.3 million and its net worth amounts to Ps. 1,576.6 million.

At December 31, 2006, the amount of outstanding Convertible Notes and warrants was US$ 24.7 million and US$ 46.2 million, respectively. Outstanding shares at that date were 448,742,660.

At December 31, 2006, our equity interest in IRSA amounted to 25.9% of its total outstanding shares. In addition, our holdings of Convertible Notes and Warrants issued by IRSA amount to US$12.0 million and 32,958,011 units respectively. Should the option and conversion rights be exercised on equal footing with all remaining bondholders, Cresud would become the owner of 34.3% of IRSA’s capital stock. Our ownership interest in IRSA is currently assessed through the application of the equity method.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Other Highlights

Reduction of debt due to the conversion of Notes and exercise of Warrants

As of the date of this report, Cresud’s indebtedness resulting from the issuance of Convertible Notes diminished by US$29.9 million, from the US$50.0 million originally issued, as a result of the conversions received. In addition, as of the date of this report, a total amount of 26,510,277 Warrants have been exercised, which generated income for the company in the amount of US$31.8 million.

Therefore, after giving effect to all the conversions received and warrants exercised, the amount of Convertible Notes outstanding as of the date of this report is US$20.1 and the amount of outstanding Warrants is 23,489,723. The amount of shares issued was 14,569,588, which raised the company’s total outstanding shares to 235,372,425.

At December 31, 2006, the Company’s holdings in IRSA’s Convertible Notes amounted to US$12.0 million; such Notes accrue interest at an 8% annual rate (payable on a half-yearly basis). During this period, Cresud did not make any conversion.

The following is a detail of the past, present and potential situation of the Convertible Notes issued on November 14, 2002 under the laws of the State of New York at an 8% interest rate (payable on a half-yearly basis) maturing on November 14, 2007 and convertible at a price of US$ 0.5078 per share of 1.00 par value (1.9693 shares for each Convertible Note). The Convertible Notes also have a warrant attached that allows its holder to purchase 1.9693 shares of $1.00 par value at a price of US$0.6093 each per Convertible Note.

Note: Total conversion refers to a situation in which all the holders of Convertible Notes exercise their right to convert the notes into shares and all the options granted by the Warrants.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Dividend Distribution

On October 31, 2006, the Company’s Ordinary and Extraordinary Shareholders’ Meeting approved the distribution in cash of Ps. 5.5 million as dividends or Ps. 0.0248 per share of Ps. 1.00 par value (Ps. 0.248 per ADR). Dividends were effectively paid as from November 29, 2006.

Prospects for the coming quarter

Prospects for the coming quarter are quite encouraging: the prices of commodities continue to be very firm and therefore we expect an increase in our returns. Prospects are also favorable as regards progress in soybean, sunflower and corn harvesting activities for next quarter. In relation to the budget, soybean and sunflower crops are showing optimum performance as of the date of this report. In the case of corn, we estimate a 10% gain resulting from the good climate.

Saul Zang
Vicepresident

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Comparative Shareholders’ Equity Structure

	At December 31, 2006 Pesos	At December 31, 2005 Pesos	At December 31, 2004 Pesos	At December 31, 2003 Pesos	At December 31, 2002 Pesos
Current Assets	135,970,112	80,446,179	89,091,991	69,522,344	82,707,765
Non-current Assets	779,643,108	672,427,556	609,533,419	525,729,702	497,572,921

Total Assets	915,613,220	752,873,735	698,625,410	595,252,046	580,280,686

Current Liabilities	187,681,350	52,277,762	66,430,672	12,520,393	27,866,941
Non-current Liabilities	66,504,994	157,085,143	152,099,365	151,890,701	193,294,773

Total Liabilities	254,186,344	209,362,905	218,530,037	164,411,094	221,161,714

Minority Interest	576,428	200,444	5,366	104,178	318,671

Shareholders’ Equity	660,850,448	543,310,386	480,090,007	430,736,774	358,800,301

	915,613,220	752,873,735	698,625,410	595,252,046	580,280,686

Comparative Income Structure

	At December 31, 2006 Pesos	At December 31, 2005 Pesos	At December 31, 2004 Pesos	At December 31, 2003 Pesos	At December 31, 2002 Pesos
Operating income (loss)	(381,418)	14,670,866	7,058,416	5,486,663	20,659,485
Financial and holding gain (loss)	(4,343,286)	16,876,779	(2,194,831)	602,205	(13,012,668)
Other income and expenses and income on equity	21,747,793	6,625,773	10,781,030	2,359,620	39,728,645
Management fees	(2,108,111)	(2,653,994)	(1,059,305)	(529,129)	(3,419,171)

Operating net income (loss)	14,914,978	35,519,424	14,585,310	7,919,359	43,956,291
Income Tax	2,140,134	(11,709,985)	(5,111,658)	(3,259,735)	(7,964,246)
Minority Interest	(16,557)	76,503	60,085	102,532	112,129

Net Income	17,038,555	23,885,942	9,533,737	4,762,156	36,104,174

Production volume

	Three-month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Three-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005	Three-month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	Three-month period December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	Three-month period December 31, 2002	Accumulated July 1, 2002 to December 31, 2002
Beef Cattle (in Kgs.)	3,446,722	5,200,447	2,036,531	4,532,104	4,261,029	5,987,932	3,027,981	5,111,038	3,253,774	5,505,936

Butyraceous (in Kgs.)	174,855	317,788	155,145	286,329	72,518	125,596	71,199	135,196	56,314	113,688

Crops (in quintals) *	171,257	197,442	143,047	170,677	205,947	224,380	115,712	140,050	74,744	128,056

*	One quintals equals one hundred kilograms

Saul Zang
Vicepresident

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Sales volume

	Three-month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Three-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005	Three-month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	Three-month period December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	Three-month period December 31, 2002	Accumulated July 1, 2002 to December 31, 2002
Beef Cattle (in Kgs.)	2,117,400	6,695,835	2,992,841	7,792,495	4,037,087	8,952,625	3,454,520	6,621,506	2,250,703	4,855,825

Butyraceous (in Kgs.)	174,855	317,788	155,145	286,329	72,518	125,596	71,199	135,196	56,314	113,688

Crops (in quintals) *	110,268	312,557	467,245	863,468	125,556	319,058	113,710	236,011	338,738	711,420

*	One quintals equals one hundred kilograms

Local Market

	Three-month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Three-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005	Three-month period December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	Three-month period December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	Three-month period December 31, 2002	Accumulated July 1, 2002 to December 31, 2002
Beef Cattle (in Kgs.)	2,117,400	6,695,835	2,992,841	7,792,495	4,037,087	8,952,625	3,454,520	6,621,506	2,250,703	4,855,825

Butyraceous (in Kgs.)	174,855	317,788	155,145	286,329	72,518	125,596	71,199	135,196	56,314	113,688

Crops (in quintals) *	110,268	312,557	467,245	863,468	125,556	319,058	113,710	236,011	338,738	711,420

*	One quintals equals one hundred kilograms

Exports

There were no exports (foreign trade) in the last five fiscal years.

Ratios

	At December 31, 2006 Pesos	At December 31, 2005 Pesos	At December 31, 2004 Pesos	At December 31, 2003 Pesos	At December 31, 2002 Pesos
Liquidity	0.724	1.539	1.341	5.553	2.968
Solvency	2.600	2.595	2.197	2.620	1.622
Non-current assets to assets	0.851	0.893	0.872	0.883	0.857
Return on Equity	0.028	0.047	0.021	0.012	0.109

Saul Zang
Vicepresident

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2006 and 2005, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2006 and 2005 and the complementary notes 1 to 22 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2006 and 2005, on which we issued our unqualified report dated September 8, 2006, we report that:

a) The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2006 and 2005 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b) The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2006.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at December 31, 2006, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 202.783,92 which is not yet due.

Autonomus City of Buenos Aires, February 12, 2007

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Diego M. Niebuhr

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 20, 2007